10/7

03032625

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Toppan Forms

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4759 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 10/8/03

TOPPAN FORMS

Positioned for Further

Annual Report 2003

About Toppan Forms

Since its establishment in 1955, Toppan Forms Co., Ltd., a pioneer in the business forms industry, has recorded steady growth by developing products and services that incorporate new ideas and by implementing customer-oriented marketing activities. Currently, Toppan Forms is highly regarded as an integrated information management services (IIMS) company that has the ability to provide one-stop solutions to the diversifying needs of its customers.

In an environment marked by rapid expansion in outsourcing, Toppan Forms has built a solid market position through the forward-looking development of a range of products with high growth potential. These products include Data Print Services (DPS), the Company's core, rapidly growing field of operations; digital print on demand (DOD), which uses DPS to offer one-to-one marketing solutions; and, in preparation for the advent of the ubiquitous society, IC tags, in which the Company has drawn on know-how acquired through its business forms operations to develop advanced tags that offer higher value added.

In the future, by taking advantage of its technological strengths in such fields as information tools, information processing, information management, and information services, Toppan Forms will strive to record steady growth by responding rapidly and flexibly to accelerating market changes.

Contents

Consolidated Financial Highlights

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

Years ended March 31	Millions of yen 2001	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars 2003
For the year				
Net Sales	¥189,465	¥196,489	**¥191,324**	**$1,594,367**
Operating Profit	18,094	18,888	**15,030**	**125,250**
Net Income	9,272	10,584	**7,630**	**63,583**
At year-end				
Shareholders' Equity	¥ 89,292	¥ 95,955	**¥ 99,969**	**$ 833,075**
Total Assets	141,515	150,979	**148,990**	**1,241,583**
Cash and Cash Equivalents	18,113	24,373	**19,836**	**165,300**
Total Liabilities	51,619	54,407	**48,598**	**404,983**

	Yen			U.S. dollars
Per share data				
Net Income:				
Basic	¥80.68	¥92.21	**¥65.45**	**$0.55**
Diluted	–	–	–	–
Cash Dividends	21.00	23.00	**23.00**	**0.19**

Note: U.S. dollar amounts have been converted from yen, for convenience only, at the rate of ¥120=U.S.$1, as at March 31, 2003.

COMPOSITION OF SALES BY BUSINESS SEGMENT


(%)
Other Businesses
21.9
¥191.3
Billion
Printing Business
78.1

NET SALES


(Billions of yen)
200
150
100
50
0
'99
'00
'01
'02
'03

NET INCOME


(Billions of yen)
12
10
8
6
4
2
0
'99
'00
'01
'02
'03

To Our Shareholders and Friends



Yasuhiro Fukuda
President and CEO

Operating Environment and Results in Fiscal 2003

In fiscal 2003, ended March 31, 2003, deflation and sluggish stock prices worsened sentiment, while capital investment and consumer spending remained lackluster. As a result, the Japanese economy weakened.

The business forms industry faced a continued difficult operating environment. In addition to the delayed economic recovery, the trend toward paperless, digital work led to reduced demand, and intensified competition resulted in declines in product prices. As a result, the volume and composition of printing demand both worsened.

In this environment, Toppan Forms worked to improve its paper media products, such as business forms and DPS, as well as to bolster its comprehensive service system for information management through system planning utilizing IC chips and other electronic media. In addition, with a thorough customer orientation, we implemented integrated, proposal-based sales activities, centered on information management. At the same time, we strove to bolster our competitiveness by systematizing and streamlining production and distribution, including the operations of Toppan Forms Group companies.

In business forms, we conducted focused development of environmentally friendly products and worked to increase sales. The improved version of our EX Form distribution label forms, for example, uses significantly less paper. We also developed envelopes using plant materials and sealed postcards that use recycled paper and offer enhanced water resistance.

In DPS, we introduced advanced equipment and bolstered our original technologies. At the same time, we worked to further reinforce security management. We rebuilt the integrated DPS-only production line at the Fussa Plant and upgraded printing and processing equipment, thereby responding to needs for enhanced functionality and shorter delivery times. In addition, the Tokyo Data Center's system for managing personal information received the Information Security Management System (ISMS) certification from the Japan Quality Assurance Organization. Also, the Osaka Plant received a TPM award from the Japan Institute of Plant Maintenance.

In multimedia-related products, we focused on IC tags, where we aggressively conducted product technological development and system planning. Specifically, we developed such products as visitor management wristbands that utilize wireless automatic recognition technology and flexible tags that use transparent resin.

In fiscal 2003, the Company's consolidated net sales declined 2.6%, to ¥191.3 billion, operating profit decreased 20.4%, to ¥15.0 billion, and net income was down 27.9%, to ¥7.6 billion.

Business Divisions

Printing Business

In business forms, mail-related forms, such as POSTEX® notification forms, and environmentally sensitive distribution related forms recorded increased sales. However, demand declined due to operational streamlining and rationalization, and product prices were down as a result of intensified competition. As a result, business forms sales declined.

In DPS operations, conditions were difficult due to reduced demand for business mail and lower prices for processing. New demand for outsourcing from the financial services industry and, in DOD, personalized educational materials for distance learning contributed to a strong performance in DPS.

Overall, sales in the Business Forms Division declined.

Other Businesses

In our supplies operations, a favorable performance was supported by additions to our product lineup, centered on printer-related consumables and data media, and by expanded sales channels.

In equipment, reduced budgets led to lower investment, and replacement projects were postponed. As a result, sales of equipment declined.

In services, we recorded a solid performance due to the receipt of new orders for network management.

Overall, sales in this segment were strong.

Medium to Long Term Management Strategy

Due to an unsettled international situation and uncertain economic countermeasures, concern about future economic conditions is increasing, and business conditions are expected to remain difficult. The operating environment in the business forms industry will likely be affected by reduced demand due to digitization and by price declines stemming from intensified competition. Accordingly, the formulation of aggressive countermeasures will be essential.

In this setting, we will reinforce our customer orientation, make proposals that meet customer needs, and earn the trust of our customers. To those ends, we will closely track market changes, focus our investment of management resources on growth fields, and promote products that are competitive. In addition, we will effectively use the new Shiodome Head Office Building, optimize our facilities and human resources, and thoroughly reform our cost structure. In this way, we will bolster the Group's management foundation and improve our performance.

Corporate Governance

Toppan Forms considers the achievement of fair, transparent corporate governance that is focused on the interests of shareholders to be its most important management challenge. In accordance with this fundamental principle, we have assigned all directors responsibility for departments and established a corporate control system that clarifies the scope of that responsibility. In addition, by increasing the number of outside directors and implementing rapid decision making and fair management, we have enhanced the functionality of the board of directors. The Company's auditors include three outside auditors, and the directors' administrative activities are being strictly audited.

In closing, I would like to ask our shareholders and investors for their continued support in the years ahead.

June 2003

Yasuhiro Fukuda

Yasuhiro Fukuda
President and CEO

POSITIONED FOR FURTHER GROWTH

Poised to Create New Markets

Since its establishment, Toppan Forms has pioneered the development of the business forms industry by incorporating the latest market developments into its operations and continually providing its customers with new information tools. As a result of these efforts to create new markets, we have been highly evaluated by customers and have maintained the top share of the domestic business forms market.

Faced with the need to meet diversifying customer needs and to respond promptly to changes in the business environment brought about by advances in IT, we have developed our operations by rapidly and flexibly updating our business model. We have, for example, used the know-how that we have acquired in business forms to add value through DPS and other information processing operations. In the future, the most important conditions for our continued growth will be further expansion in the uses of our original technologies and in our customer base.

In addition, the advent of the ubiquitous society is likely in the near future, and this unfettered access to information is expected to lead to social change at an unprecedented pace. The key to growth in such an age of rapid change is not simply responding to change but rather leveraging new concepts and creating new fields of business.

Toppan Forms will combine the four business areas in which it has technological superiority—information tools, information processing, information management, and information services—as it works to expand its customer base and create new fields of business. We believe that this approach will place the Company in the best possible position for further growth.

Overview of Toppan Forms' Market Segments


Tools
Processing
Information
Management
Services

Information tools that match a wide range of needs

A pioneer in business forms, Toppan Forms has been an industry leader for many years. We have applied the technology and experience that we have acquired to a wide range of emerging fields, such as electronic media and ICs. As a specialist in the information tools that are the foundation of the communication of information, we are in an excellent position to create new markets.

Information processing technology that can be applied to a wide range of fields

In recent years, the outsourcing of information processing operations has accelerated, and in meeting that demand Toppan Forms has acquired advanced technology. Because we can rapidly apply that original technology to new fields, we are in a superb position to expand our customer base.

Information management capabilities that are completely trusted by customers

The information management capabilities that we have acquired through our DPS operations have been highly evaluated by customers in the financial services and telecommunications industries, where security is especially important. With these capabilities and the trust of demanding customers, we are well positioned as a leader in the competition to expand market share.

Information services that span a wide range of media

Toppan Forms provides high-value-added products and services extending across many fields, from conventional products, such as supplies, to electronic media and IC-related products. As a result, we are in an excellent position to provide one-stop solutions that will meet customer needs for the establishment of new business models in the ubiquitous society.

Toppan Forms' Strategy for Further Growth


Creation of New Markets
Expanding Our Customer Base
Business Forms, DPS, DOD
Creating New Fields of Business
E-Services, ICs

Expanding Our Customer Base

In recent years, deregulation and global standardization have ushered in an age of intense competition that has accelerated the growth of outsourcing, which enables companies to focus their management resources on their core operations. In response to these changes, Toppan Forms has shifted its operational foundation from business forms to DPS, and, by using the customer base that it has cultivated in business forms, the Company has also secured a top share in the new market.


TF Shop


Z Study
Z Study

DPS

Our DPS operations involve the processing of important data entrusted to us by our customers, and a high degree of reliability is needed in maintaining private information. Toppan Forms has built a secure system, and the reliability of that system has not only been accepted by financial institutions and telecommunications companies; it has also been highly evaluated by public institutions.

Currently, as the range of products handled by financial institutions diversifies, they are moving forward with the integrated management of customers' asset information. At the same time, large-scale operational integrations have led to reduced investment in information systems. In this setting, Toppan Forms' variable printing technology has been highly evaluated for use in the asset statements that are provided to customers. Using this technology, we are offering an on-demand response to the increasingly sophisticated and diverse needs of banks, insurance companies, and securities firms. In addition, the potential applications of this technology are spreading to fields in which large amounts of data are processed, such as regional public institutions and utilities.

Toppan Forms is also providing one-stop solutions through alliances with a wide range of companies. For example, with FORSYS, which is used for comprehensive personnel and salary administration services, we work with software companies to offer total support, ranging from consulting and system development to operations and output. In this way, we are aiming to expand orders for business forms, output-related DPS, and electronic distribution services.

DOD

The end of the era of rapid economic growth has led to the use of one-to-one marketing as a marketing tool. In response, we are offering DOD, which applies DPS to full-color graphics. DOD makes possible small-lot, digital variable printing and requires extremely advanced processing technology that can handle the programmable, integrated processing of a wide range of variable items, such as images, graphs, layouts, and page numbers. It is a field in which Toppan Forms' technical strengths can be used to full advantage.

Our personalized catalogs, which facilitate precise marketing activities, and our personalized educational materials, which are matched to students' specific levels, are contributing to exceptional efficiency in a range of fields. In the year under review, we began sales of a digital album targeting consumers who want to have their own original photo album. We provide integrated services, from the design of screens for the selection of copyrighted contents on a company's web site to management, production, delivery, and payment processing functions. This solution helps companies to make effective use of their management resources.

There is significant latent demand for DOD, and we will continue to develop applications and bolster our consultation-based marketing in the years ahead, thereby expanding our customer base.

To improve their profit structures, companies are currently promoting more-efficient, streamlined administrative operations. A notable aspect of these activities has been a trend toward the outsourcing of regular administrative work, such as personnel management and salary calculations in personnel departments.

To provide optimal solutions to those needs, Toppan Forms has entered alliances with system companies. Together, we offer outsourcing package services that meet a comprehensive range of needs, from the development, introduction, maintenance, and operation of systems to regular administrative operation, output, and delivery.

Previously, such services as system maintenance, staff supplementation during updating operations and busy periods, and deliveries to public institutions required the commitment of financial and human resources on the part of companies. Now, however, our services reduce these resource requirements and thereby enable companies to focus their management resources on planning and other core areas. In all of the FORSYS output operations, such as the output and distribution of salary statements and other legal documents, the digitization of documents, and digital archiving, Toppan Forms uses its business forms and DPS technologies to help companies to reinforce their competitiveness.





Above: Asset statements
Middle: Personal digital albums
Below: FORSYS


Business Model: FORSYS
FORSYS
Temporary Staffing Agency
System administration and personnel dispatch
Toppan Forms
Output, digitization, delivery, and digital archiving of information, such as employee IDs, salary statements, and other legal documents
Customer Company
Personnel-related work
System Company
Provision of personnel/salary system
Data
Multiple output through DPS and electronic documents

Creating New Fields of Business

The key words that drive our efforts to build a business model for the future are *ubiquitous society*. As a result of the connection of a range of information devices through the Internet and other networks, we will have a society where anyone can exchange information freely without regard to place or time. To create new fields of business in such a setting, we must have ideas unfettered by fixed concepts and the technological capabilities to develop those ideas into products and services.

Toppan Forms is preparing for the advent of the ubiquitous society with a base of information media that can be used in a range of fields, without regard to whether the media is paper or electronic, and the technical capabilities to process that media into a variety of forms.




palette

E-Services

We believe that the market formed by the fusion of e-commerce and traditional business holds significant promise. For example, convenience would be greatly increased if consumers could use cellular phones to place orders and make payment on the spot where they saw a product on a poster or other traditional media.

Toppan Forms has made that possible in the form of direct mail with mobile settlement capabilities. This system, which combines paper media, such as personalized direct mail using DPS technologies, and electronic media, such as Cyber DM, facilitates instant implementation from sales to settlement in such areas as mail order, delivery services, and ticket sales. This is an example of how Toppan Forms is also working to link new concepts to e-business activities.

ICs

Currently, a wide range of applications for ICs is being researched. With a single IC card able to provide the integrated management of information in fields ranging from electronic money, investments, and other financial services to point services, customer management, personal identification, and public services, such as driver's licenses, ICs have significantly changed the structure of industry. We have positioned IC-related products, such as IC cards and IC tags, as the most promising information tools of the future, and we are conducting focused investment of management resources in this field.

IC tags come in many forms, and they are expected to find a wide range of uses, including distribution, inventory, and security applications. Although such issues as cost and infrastructure establishment are still challenging, contactless IC tags have already begun to replace bar codes—a step toward the realization of stores without registers. We have decided to focus our resources on this type of new market, and we are working to develop tag materials suitable for a range of utilization scenarios and applications by applying the printing technology that we have acquired in business forms operations.

In the year under review, we began sales of packages of customer relationship management services (CRMS) that extend from the provision of mailable contactless wristbands to event-related mailing services, promotion, venue selection, preparation, and administration. The combination of the contactless wristbands and the customer management system that we offer provides not only customer records but also facilitates a detailed record of customer movements in the venue that can be used in corporate marketing activities. In the future, we will promote this system not only for events but also for other fields with user management needs, such as amusement facilities and hospitals.

In this way, we will extend our activities as an integrated information management services (IIMS) company that provides total solutions in the field of IC-related products, which will soon be a significant market.

Currently, rapid growth is being recorded by the mobile business-to-consumer market in Japan, which targets the approximately 50 million owners of cellular phones with web-browsing capabilities. Nonetheless, a comprehensive system that offers efficient solutions at every step from information distribution to settlement is needed for the market to reach its full potential.

In this setting, Toppan Forms has taken a step toward the realization of a new form of e-commerce by working with a mobile credit settlement processing company to develop *Yubikoma*, a new ASP service. *Yubikoma* is based on the concept of preventing lost sales opportunities by linking the point in time when consumers see direct mail or pamphlets and decide they want to purchase a product with the ability to make the purchase on the spot.

With this system, Toppan Forms prepares and sends the sales support tools, such as direct mail and pamphlets, and provides a system that makes it convenient for consumers to conduct transactions with a cellular phone. The result is greater convenience in making a purchase with a cellular phone. In addition, packages including customer data analysis, marketing activities, such as mail delivery, and credit operations with credit companies facilitate the inexpensive, simple establishment of virtual stores.


e-Business セミナー 2001


WRIST BAN
TOPPAN FORMS
TOPPAN FORMS

Upper: IC forms
Middle: IC wristbands and IC tags
Lower: *Yubikoma* (Ubiquitous Commerce Management System)

Business Model: *Yubikoma*


Companies
Product shipments
Sales control, payments
Establishment of hypothetical store
Toppan Forms
Distribution of direct mail or catalogs using DPS*
Yubikoma Server
Membership registrations, product purchases
Consumers
Credit and payment operations
Credit Card Companies

* To make it easy to purchase products using a cellular phone, when companies register product information, a QR code is automatically generated and added to the media.

In fiscal 2003, the ratios of consolidated to non-consolidated net sales and net income were 1.07 and 0.89, respectively. Because the difference between the two figures is small, non-consolidated figures have been used in this section as they offer a clearer picture of divisional performance.

Printing operations represent the Company's core business segment and are divided into two main categories: business forms and data print services.

NET SALES BY TYPE OF BUSINESS
(Non-consolidated basis, unaudited)



(Billions of yen)
200
150
100
50
0
'99
'00
'01
'02
'03
Supplies
Business Forms
Office Supplies
Other Products and Services
IMS
DPS

Note: The above breakdown of net sales by type of business has been presented for reference only and is not consistent with segment information presented in the Notes to Consolidated Financial Statements.
The corresponding shaded areas indicate the approximate share of total non-consolidated net sales.

PRINTING BUSINESS

■ Business Forms

■ Business Forms

- Ecology business forms
- EX forms
- POSTEX® sealed postcards
- DM environmentally friendly window envelopes

■ Multimedia- and IC-Related Products (IMS)

- Digital delivery services
- Electronic document management systems
- E-mail marketing
- E-learning solutions and business training services

■ Data Print Services

■ Data Print Services (DPS)

- Business mail for notifications
- DM for sales promotions
- One-Pack Mail

■ Digital Print on Demand (DOD)

- Certificates
- Various types of pamphlets
- Picture scrolls
- Personalized educational materials

OTHER BUSINESSES

■ Office Supplies

- Magnetic media
- Printer toner cartridges and drums
- Paper products

■ Equipment and Services

- Sealers that process printed business forms into envelopes and postcards
- Automated paper feeders for high-speed printers
- Card printers
- Dispatch of personnel

PRINTING BUSINESS

Printing operations, which comprise Toppan Forms' core business segment, encompass a wide range of printed materials and are divided into two principal categories: business forms and DPS. During fiscal 2003, total sales in printing business operations declined 3.4% from the previous year, to ¥141.1 billion, or 78.7% of the Company's net sales.

Business Forms Division

The Business Forms Division is organized into two major product categories: business forms, which comprises a range of forms and related products, and multimedia- and IC-related products, which comprises electronic media.

■

Business Forms

Business forms, which are the mainstay of the Company's operations, accounted for 53.1% of net sales in the year under review. Sales in this category include sales of various forms, including mail-related forms, such as POSTEX® notification forms, as well as envelopes, pamphlets, and non-IC cards.

Intensified competition and falling demand, which resulted from the trend toward paperless, digital offices, led to lower product prices. In addition, the economic outlook was uncertain and the operating environment was challenging. Moreover, the shift in the structure of demand from paper media to electronic media, due to progress in IT, has been greater than expected. That shift strengthened in the year under review, and the contraction of the market was notable. Sales in this category declined 6.8%, to ¥94.2 billion, and the contribution to net sales decreased 2.6 percentage points.

In this setting, the Company worked to differentiate its operations from those of its competitors by emphasizing the incorporation of market developments into its products and the development of products offering environmental friendliness, more-advanced functions, and multifunctionality. We also moved ahead with reform of our operational structure, with a constant emphasis on cost control and profitability.

During fiscal 2003, sales of POSTEX® and other mail-related forms increased 5.1%; sales of ecology forms rose 4.7%; and sales of EX forms, used in place of transport and delivery slips, grew 28.4%.

In the year under review, we began sales of water-resistant POSTEX-ECO sealed postcards, which use 55% recycled paper. Following the implementation of a green procurement law in the previous year, demand for recycled paper products from central and municipal government offices has increased. We responded to numerous customer requests with the addition of water resistance to our POSTEX-ECO and POSTEX-III ECO100 product lines. This new product showcases our ability to use original technologies to overcome a technical challenge—in this case, combining recycled paper and water resistance.

In related printing operations, an increase in orders for integrated planning proposals—centered on sales promotions—resulted in strong demand for business-form-related products, such as catalogs, pamphlets, and mailing



One-Pack Mail Eco
This mail packaging, which is suitable for non-standard size materials, was made possible by the Company's use of a plant-material-based biodegradable film, improved materials, and processing equipment developed in-house.



EX Forms
We used POSTEX® technology to develop EX forms, which are used in place of conventional transport and delivery slips. EX forms, which help customers to achieve not only cost savings but also shorter delivery times, exemplify the Company's commitment to incorporating market trends into product development.

envelopes. Sales in this category increased slightly. Customers postponed orders for conventional plastic cards and point cards as they considered transitioning non-IC cards to ICs, and as a result sales of non-IC cards decreased slightly.

■

Multimedia- and IC-Related Products

Although the volume of sales in the multimedia- and IC-related products category is still small, accounting for 1.5% of net sales in the year under review, Toppan Forms sees it as a significant source of potential profits in the future and is devoting substantial resources to establishing a position in this category. Sales in this category were ¥2.6 billion in fiscal 2003, about the same as in the previous year.

In digital-media-related products, our mobile e-commerce support systems combine traditional media, such as direct mail and posters, with mobile commerce services offering instant settlement functions. We also offer electronic distribution software for important documents and confidential documents. We worked to introduce new products into these categories more quickly through the effective use of external resources and strategic tie-ups. For example, we have become the general sales agent in Japan for Tumbleweed Communications Corp., of the United States, a leader in secure e-mail software.

In IC-related products, lower IC prices and progress in infrastructure development bode well for rapid growth in the use of ICs. Accordingly, making full use of the production know-how acquired in business forms and the information management capabilities of an integrated information management services (IIMS) company, we worked to aggressively develop and market products in this field. Our lineup includes packages of customer relationship management services (CRMS), which extend from the provision of contactless wristbands to comprehensive event-related services support, as well as our S-Tags, which offer the flexibility, durability, and design that will be necessary for expanding the use of IC tags.

Data Print Services (DPS) Division

In the year under review, DPS operations recorded favorable growth, with sales rising 4.2%, to ¥44.2 billion, or 24.7% of net sales.

■

DPS

Although projects were postponed and cost-cutting initiatives led customers to request lower prices, we were able to offset these adverse factors by acquiring new customers, and sales rose 2.3%, to ¥40.5 billion. In the financial services industry, consumer finance companies, insurance companies, securities firms, and banks continued to outsource their information processing operations and to enhance their comprehensive management of customer assets, and, in line with those trends, we successfully expanded our customer base. In addition, we worked to create new demand by proposing the outsourcing of internal administrative processing tasks. In December 2002, the second stage of construction work on the expansion of our Fussa Plant in Tokyo was completed, further enhancing our order-filling



Contactless IC Cards

Using know-how acquired in business forms, we provide total solutions in the form of IC card systems for a range of applications. These systems include not only contact and contactless types but also hybrid types, which draw on the strong points of the contact and contactless types.



Contactless IC Wristbands

We are using these contactless wristbands in conjunction with CRMS to meet the needs of facilities that have to manage information about visitors, such as amusement parks and hospitals.

capacity and our advanced security system.

In the year under review, we developed One-Pack Mail Eco, which uses a plant-material-based biodegradable film with a low environmental burden for the wrapping material. This new product expanded our lineup of direct mail offerings for sales promotions. One-Pack Mail facilitates more-effective sales promotions by enabling customers to transmit both personalized data and such items as product samples or CD-ROMs in the same envelope.

Also, as the use of outsourcing for internal administrative tasks accelerated in the year under review, we worked to expand our base of DPS customers through strategic alliances, such as sales tie-ups with software companies. Through FORSYS, we provide total support for personnel and salary administration, from consulting and system installation to operation and DPS output.

DOD

DOD is a system that extends DPS, which offers variable printing of text, to include on-demand printing of full-color graphics. Our DOD system makes possible programmable, integrated full-color printing direct from a wide range of variable digital data. DOD requires extremely advanced variable printing technology, making it a field in which the Company's technical strengths can be used to full advantage.

Because small-lot orders can be delivered in a short period of time, DOD is useful not only with one-to-one marketing tools but also with efficient revision operations and in situations where storage space is limited. We are currently developing new uses for DOD to expand the scope of its application. In the year under review, sales of distance learning materials were strong, and DOD sales rose 31.4%, to ¥3.7 billion.

Personalized educational materials for use in distance learning programs are one of the Company's key DOD products. Because it can handle a wide variety of variable data, such as images, graphics, layouts, and page numbers, DOD facilitates the production of personalized materials that are suitable to each student's level. The unique way in which these materials help both students and teachers to use their time more effectively has drawn widespread attention in the distance learning industry.

In the year under review, we began sales of a digital photo album that combines our DOD and ASP technologies. This integrated service, which extends from the design of screens for the selection of copyrighted contents on a company's web site to management, production, delivery, and payment processing functions, enables end users to receive the original album that they want. This is an example of how we are proposing new business models that utilize the strengths of paper media in an age of universal network access.

OTHER BUSINESSES

The other businesses segment, which complements Toppan Forms' printing business, comprises the office supplies category and the equipment and services category. Sales in this segment increased 3.0% from the previous year, to ¥38.3 billion, or 21.3% of net sales.



Pocket ROM Packages
Toppan Forms developed Pocket ROM packages through the use of its DPS technology. These highly effective sales promotion tools enable customers to send card-type CD-ROMs in direct mail.



Personalized Educational Materials
These personalized educational materials, which were made possible through the use of the Company's DOD technology, are adjusted to a student's level and interests. They have facilitated dramatic efficiency gains in the distance learning industry, which was previously centered on the large-scale production of uniform materials.

Office Supplies

Toppan Forms provides office supplies "on demand" through the use of an office supply procurement system. We handle a wide range of office supplies, including recording media; IT-related equipment supplies, such as printer toner cartridges and drums; paper products, such as copier paper; fixtures; and stationery. In the year under review, we increased the number of items handled in line with customer demand and broadened sales channels. Sales were up 5.9%, to ¥21.5 billion, with growth centered on printer supplies and data media.

Equipment and Services

Toppan Forms meets customer needs with a total support system that complements the sale of business forms with the planning, manufacturing, and sale of peripherals and related devices and, through Group companies, the provision of maintenance services. Our principal products in this category include sealers that process printed business forms into the shapes of envelopes and postcards; systems that insert forms and flyers for each member of an organization, such as a co-op, and seal the envelopes; automated paper feeders for high-speed printers; and insertion and sealing equipment. Major card-related products include ID card color printers and systems for issuing member cards and rewrite cards. We also provide support for the rationalization of systems that apply delivery confirmation labels and systems that issue vouchers.

Our services business entails dispatching personnel to provide administrative, maintenance, and development services in the information systems departments of our customers. These services are handled by Toppan Forms Operation Co., Ltd., a wholly owned subsidiary.

In the year under review, sales in the equipment and services category were ¥16.8 billion, about level with the previous year. With customers showing continued restraint in capital investment, the postponement of major projects led to challenging operating conditions.

RESEARCH AND DEVELOPMENT

Approximately 5.4% of the Company's employees are involved in R&D, and in fiscal 2003 Toppan Forms spent ¥2.2 billion on R&D, or 1.2% of net sales.

As the digitization of information continues to advance, the Company has broadened its aggressive R&D activities from its core field of business forms to emerging fields, such as DPS, DOD, and IC-related forms, tags, labels, and cards, as well as to IT-based information management services. With a commitment to service closely linked to customer needs, we are working to increase the convenience and safety of paper media. At the same time, we are making efforts to combine paper media with electronic media and develop advanced functionality. Using our base of fundamental and applied technologies, we strive to develop new products and to develop and improve materials and production technologies. Also, we develop systems for the input and output of a wide range of data and processing equipment for business forms. In this way, the R&D Division provides comprehensive coverage.



CORAZON 110
In conjunction with sales of business forms, Toppan Forms also manufactures and markets peripherals and related equipment. This photo shows a detacher that is capable of 110-meter-per-minute cutting and features easy operation and excellent sound-proofing.



Water-resistant POSTEX-ECO
Water-resistant POSTEX-ECO sealed postcards offer two characteristics that are difficult to achieve in a single product. Like POSTEX-ECO sealed postcards, they are recyclable, and they are also waterproof. Because they use water-resistant paper with 55% recycled pulp, even after being exposed to water for 24 hours, the paper does not tear when the seal is removed.

Toppan Forms aims to provide more-advanced products and services by making effective use of external resources through active participation in alliances with other companies and through joint research and personnel exchanges with universities and research institutions.

In the future, we will strive to conduct R&D rapidly and in line with market needs by reevaluating our R&D themes in terms of potential profitability and by shortening the R&D process.

Toppan Forms' fundamental approach to business entails providing integrated one-stop solutions that address the needs and concerns of customers. To that end, the Company's planning, sales promotion, and R&D units work closely together on a daily basis, facilitating the provision of flexible, accurate responses to customer needs.

NETWORK

Toppan Forms' network of marketing offices, production facilities, and distribution bases extends throughout Japan, allowing the Company to respond promptly and accurately to customers' orders.

The Company maintains 48 sales offices in Japan, primarily in major cities. Marketing and support staff members are knowledgeable not only in the Company's business forms but also in forms-related systems and in marketing. Our staff draw on this knowledge to provide customers with the products and services that are best suited to their specific needs.

Toppan Forms has nine main production facilities that manufacture a common range of products and nine plants that work to meet demand in specific regions. In addition, the Company has two plants dedicated to the manufacture of specialty products. In December 2002, construction work on the expansion of the Fussa Plant in Tokyo was completed, reinforcing the Company's system for meeting DPS orders, which are expected to increase in the years ahead. We are also taking steps to increase production efficiency by reorganizing our plants along product lines, specifically business forms, DPS, and DOD.

The Company's distribution operations comprise eight distribution centers and 23 warehouses throughout the country. Through this distribution network, we deliver products from our manufacturing facilities to customers.

The Company has 11 domestic subsidiaries: five manufacturing companies and six companies involved in a variety of businesses, including computer personnel dispatch, DPS and other processing, equipment maintenance and sales, and distribution. Supported by these businesses, Toppan Forms is capable of providing customers with a full range of IIMS.

Overseas, the Company has six subsidiaries in Asia, where it continues to strengthen its production and sales capabilities.



Central Research Laboratory
We are reinforcing our core strengths in business forms and aggressively expanding into new fields, such as DPS, DOD, and IMS. Progress in R&D supports the Company's ability to rapidly provide products that meet market needs.


TOPPAN FORMS

Fussa Plant
In December 2002, we completed expansion work on the Fussa Plant, thereby establishing a robust system to meet expected growth in DPS orders. We have also increased production efficiency by reorganizing our plants along the business forms, DPS, and DOD product lines.

Financial Section

Contents

Consolidated Six-Year Financial Summary

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

Years ended March 31	Millions of yen 1998	1999	2000	2001	2002	2003	Thousands of U.S. dollars 2003
For the year:							
Net sales	¥176,619	¥175,797	¥180,521	¥189,465	¥196,489	**¥191,324**	**$1,594,367**
Operating profit	17,038	15,251	17,498	18,094	18,888	**15,030**	**125,250**
Income before income taxes	16,532	15,374	17,529	16,837	18,477	**13,867**	**115,558**
Net income	7,197	7,825	9,710	9,272	10,584	**7,630**	**63,583**
Depreciation	4,782	5,321	4,966	4,800	4,701	**4,630**	**38,583**
Capital expenditure	17,519	15,765	5,529	5,941	6,580	**10,461**	**87,175**
R&D expenses	1,700	1,769	1,910	2,185	2,309	**2,246**	**18,717**
At year-end:							
Total assets	¥125,730	¥126,839	¥133,649	¥141,515	¥150,979	**¥149,990**	**$1,241,583**
Total shareholders' equity	69,182	75,060	82,481	89,292	95,955	**99,969**	**833,075**
Number of shares outstanding (thousand)	115,000	115,000	115,000	114,851	114,706	**114,554**	
Number of employees	6,395	6,232	6,139	6,165	6,349	**6,342**	
Cash flows:							
Net cash provided by operating activities	–	¥ 14,237	¥ 12,682	¥ 12,548	¥ 16,227	**¥ 10,669**	**$ 88,908**
Net cash used in investing activities	–	(18,753)	(4,420)	(8,650)	(7,476)	**(11,890)**	**(99,083)**
Net cash used in financing activities	–	(2,566)	(2,494)	(2,568)	(2,552)	**(3,292)**	**(27,433)**
Cash and cash equivalents at end of year	–	11,016	16,767	18,113	24,373	**19,836**	**165,300**
	Yen						U.S. dollars
Per share data:							
Net income:							
Basic	¥ 65.43	¥ 68.04	¥ 84.44	¥ 80.68	¥ 92.21	**¥ 65.45**	**$0.55**
Diluted	–	–	–	–	–	**–**	**–**
Cash dividends	15.00	17.00	20.00	21.00	23.00	**23.00**	**0.19**
Shareholders' equity	601.59	652.69	717.23	777.46	836.52	**871.54**	**7.26**
	Percent						
Ratios:							
Equity ratio	55.0%	59.2%	61.7%	63.1%	63.6%	**67.1%**	
Return on net sales	4.1	4.5	5.4	4.9	5.4	**4.0**	
Return on assets	6.1	6.2	7.5	6.7	7.2	**5.1**	
Return on shareholders' equity	12.0	10.8	12.3	10.8	11.4	**7.8**	

Notes: 1. U.S. dollar amounts have been converted from yen, for convenience only, at the rate of ¥120=U.S.$1, as at March 31, 2003.
2. The computations of net income per share and shareholders' equity per share are based on the weighted average number of shares of common stock outstanding during each year. Treasury stocks held during period are excluded. Cash dividends per share represent the actual amounts applicable to earnings of the respective years.

Financial Review

Overview of Operations

Toppan Forms faced a challenging operating environment in fiscal 2003, ended March 31, 2003. The Japanese economy showed no signs of recovery in consumer spending or capital investment, and the stock market declined.

In this setting, Toppan Forms worked to further enhance the incorporation of market developments into its products and services and emphasized marketing activities based on the proposal of solutions. At the same time, the Company strengthened its corporate constitution, with a focus on cutting costs. Sales and profits both declined due to the influences of reduced demand, which stemmed from the trends toward digitization and paperless operations, and of price declines, which resulted from intensified competition.

The Company's consolidated net sales decreased 2.6%, to ¥191.3 billion (US$1,594.4 million), and operating profit declined 20.4%, to ¥15.0 billion (US$125.3 million). Net income was down 27.9%, to ¥7.6 billion (US$63.6 million), and net income per share fell 28.9%, to ¥65.45 (US$0.55).

In the future, the operating environment is expected to remain challenging. The Company will emphasize its customer orientation, expand its customer base, and develop its operations in new fields. At the same time, Toppan Forms will build a solid profit foundation by reforming its operational structure.

Income and Expenses

In the year under review, the Company worked to expand its sales channels and boost its sales of high-value-added products, but prices declined due to changes in the structure of demand. As a result, consolidated net sales fell 2.6%, to ¥191.3 billion (US$1,594.4 million). Sales in the Printing Business segment decreased 4.0%, to ¥149.5 billion (US$1,245.7 million), accounting for 78.1% of net sales, a decline of 1.2 percentage points. In business forms, a challenging operating environment led to a 7.0% decrease in sales, while in its key Data Print Services (DPS) operations the Company successfully secured orders and developed new applications, leading to a 3.6% increase in sales. In the Other Businesses segment, sales rose 2.8%, to ¥41.8 billion (US$348.7 million), due in part to broadened sales channels.

The cost of sales edged down 0.9%, to ¥141.2 billion (US$1,176.6 million). Although the Company worked to reduce costs, the decline in sales that accompanied lower prices led to a 1.3 percentage point drop in the gross profit margin, to 26.2%.

The Company maintained R&D expenses at a high level, and selling, general and administrative (SG&A) expenses were about level with the previous year, at ¥35.1 billion (US$292.5 million). The ratio of SG&A expenses to net sales edged up 0.4 percentage points, to 18.3%.

Operating profit was down 20.4% from the previous year, to ¥15.0 billion (US$125.3 million), and the ratio of operating profit to net sales decreased 1.7 percentage points, to 7.9%.

In the year under review, the stock market declined, and the Company recorded a loss on write down of investment securities of ¥1.5 billion (US$12.2 million). Income before income taxes decreased 24.9% from

NET SALES


(Billions of yen)
200
150
100
50
0
'99
'00
'01
'02
'03

OPERATING PROFIT


(Billions of yen)
20
15
10
5
0
'99
'00
'01
'02
'03

NET INCOME AND NET INCOME PER SHARE


(Billions of yen)
(Yen)
12
120
10
100
8
80
6
60
4
40
2
20
0
'99
'00
'01
'02
'03
0

■ Net income ■ Net income per share

the previous year, to ¥13.9 billion (US$115.6 million). Net income fell 27.9%, to ¥7.6 billion (US$63.6 million), and net income per share was ¥65.45 (US$0.55), down from ¥92.21 (US$0.77) in the previous year.

Due to the decline in net income and an increase in shareholders' equity, return on equity was down 3.6 percentage points from the previous year, to 7.8%. Although total assets declined, return on assets was down 2.1 percentage points, to 5.1%, due to the decrease in net income.

Dividend Policy

Toppan Forms gives high priority to providing stable, continuous dividend payments to shareholders in accordance with the Company's performance. For fiscal 2003, the Company declared interim and year-end cash dividends per share of ¥11.50 (US$0.10). Accordingly, total cash dividends per share for the year were unchanged at ¥23.00 (US$0.19). The non-consolidated payout ratio was 31.1%, compared with 25.2% in the previous year.

Financial Position

Toppan Forms strives to maintain a sound financial position so that the Company can make the R&D and capital expenditures needed for long-term growth.

In the year under review, net cash provided by operating activities declined 34.3%, to ¥10.7 billion (US$88.9 million), due to the ¥4.6 billion (US$38.4 million) decrease in income before income taxes and a ¥2.0 billion (US$16.9 million) decline in notes and accounts payable. Income taxes paid amounted to ¥8.6 billion (US$71.6 million).

Net cash used in investing activities increased 59.0%, to ¥11.9 billion (US$99.1 million). Major items included acquisition of property, plant and equipment of ¥11.4 billion (US$94.9 million).

Net cash used in financing activities rose 29.0%, to ¥3.3 billion (US$27.4 million). Dividends paid totaled ¥2.7 billion (US$22.7 million).

At the end of fiscal 2003, cash and cash equivalents amounted to ¥19.8 billion (US$165.3 million), a decrease of 18.6% from the previous fiscal year-end.

Current assets declined 8.4% from the previous year-end, to ¥72.6 billion (US$605.2 million), and current liabilities were down 11.9%, to ¥46.2 billion (US$385.0 million). Working capital decreased 1.6%, to ¥26.4 billion (US$220.2 million), while the current ratio improved 6.0 percentage points, to 157.2%. Fixed assets increased 6.5%, to ¥76.4 billion (US$636.4 million).

At year-end, total shareholders' equity was ¥100.0 billion (US$833.1 million), up 4.2% from the previous year-end. Total assets were down 1.3%, to ¥149.0 billion (US$1,241.6 million), and the equity ratio rose 3.5 percentage points, to 67.1%, a reflection of the Company's stable financial position.

Capital Expenditure

Capital expenditure increased 58.7%, to ¥10.5 billion (US$87.2 million). Major investment projects included ¥6.1 billion (US$50.6 million) for the construction of the Shiodome Head Office Building.

ROE AND ROA


(%)
15
12
9
6
3
0
'99
'00
'01
'02
'03

■ROE ■ROA

TOTAL ASSETS


(Billions of yen)
200
150
100
50
0
'99
'00
'01
'02
'03

TOTAL SHAREHOLDERS' EQUITY


(Billions of yen)
100
80
60
40
20
0
'99
'00
'01
'02
'03

Consolidated Balance Sheets

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

March 31	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2003
ASSETS			
Current assets:			
Cash and cash equivalents (Note 3)	¥ 19,973	¥ 17,636	$ 146,967
Marketable securities (Notes 3 and 5)	4,600	2,300	19,167
Notes and accounts receivable, trade (Note 4)	36,507	35,501	295,842
Inventories (Note 6)	13,370	12,837	106,975
Deferred tax assets (Note 13)	1,704	1,703	14,192
Other current assets	3,151	2,645	22,040
Total current assets	79,305	72,622	605,183
Long-term assets:			
Property, plant and equipment:			
Land	17,010	17,380	144,833
Buildings and facilities	30,346	32,017	266,808
Machinery, equipment and vehicles	55,695	56,866	473,883
Tools and furniture	10,014	9,952	82,935
Construction-in-progress	2,678	6,640	55,333
	115,743	122,855	1,023,792
Less: Accumulated depreciation	(65,359)	(67,263)	(560,525)
Property, plant and equipment, net	50,384	55,592	463,267
Investment securities and other assets:			
Investment securities (Note 5)	8,225	7,167	59,725
Leasehold deposits	4,279	4,037	33,642
Insurance funds	4,576	4,497	37,475
Deferred tax assets (Note 13)	1,631	2,552	21,267
Other assets	2,579	2,523	21,024
Total investment securities and other assets	21,290	20,776	173,133
Total fixed assets	71,674	76,368	636,400
Total assets (Note 18)	¥150,979	¥148,990	$1,241,583

The accompanying notes are an integral part of these statements.

March 31	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 7)	¥ 1,143	¥ 879	$ 7,325
Notes and accounts payable:			
–Trade (Note 4)	32,936	30,756	256,300
–Construction	2,266	1,860	15,500
Accrued income taxes (Note 13)	4,925	3,415	28,458
Accrued bonuses to employees	4,344	3,724	31,033
Other current liabilities	6,848	5,570	46,417
Total current liabilities	52,462	46,204	385,033
Long-term liabilities:			
Long-term debt (Note 7)	452	425	3,542
Pension liabilities (Note 8)	1,151	1,712	14,267
Deferred tax liabilities (Note 13)	157	128	1,067
Other long-term liabilities	185	129	1,074
Total long-term liabilities	1,945	2,394	19,950
Minority interest in consolidated subsidiaries	617	423	3,525
Shareholders' equity (Note 9):			
Common stock, ¥50 par value–			
Authorized: 400,000,000 shares			
Issued: 115,000,000 shares	11,750	11,750	97,917
Additional paid-in capital	9,270	9,270	77,250
Retained earnings	76,234	81,032	675,266
	97,254	102,052	850,433
Net unrealized losses on other securitiess (Note 5)	(146)	(474)	(3,950)
Foreign currency translation adjustment	(469)	(606)	(5,050)
Treasury stock, at cost (Note 10)			
(2002: 294,000 shares, 2003: 445,080 shares)	(684)	(1,003)	(8,358)
Total shareholders' equity	95,955	99,969	833,075
Contingent liabilities (Note 17)			
Total liabilities and shareholders' equity	¥150,979	¥148,990	$1,241,583

Consolidated Statements of Income

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

Years ended March 31	Millions of yen 2001	2002	2003	Thousands of U.S. dollars (Note 1) 2003
Net sales (Notes 4 and 18)	¥189,465	¥196,489	**¥191,324**	**$1,594,367**
Cost of sales (Notes 4, 11 and 18)	137,411	142,479	**141,197**	**1,176,642**
Gross profit	52,054	54,010	**50,127**	**417,725**
Selling, general and administrative expenses (Notes 11, 12, 14 and 18)	33,960	35,122	**35,097**	**292,475**
Operating profit	18,094	18,888	**15,030**	**125,250**
Other income:				
Interest and dividend income	96	83	**117**	**975**
Gain on securities contribution to employee retirement benefit trust (Note 8)	1,399	–	**–**	**–**
Other income	821	860	**1,095**	**9,124**
	2,316	943	**1,212**	**10,099**
Other expenses:				
Interest expense	(69)	(86)	**(74)**	**(617)**
Loss on write-down of investment securities	–	(442)	**(1,464)**	**(12,200)**
Loss on sale of investment securities	(32)	(3)	**–**	**–**
Loss on disposal of machinery and others	(105)	(472)	**(477)**	**(3,975)**
Loss on write-down of memberships	(55)	(71)	**(21)**	**(175)**
Amortization of net transition obligation arising from adoption of the new Japanese Accounting Standard for Retirement Benefits (Note 8)	(3,088)	–	**–**	**–**
Other expenses	(224)	(280)	**(339)**	**(2,824)**
	(3,573)	(1,354)	**(2,375)**	**(19,791)**
Income before income taxes	16,837	18,477	**13,867**	**115,558**
Income taxes (Note 13):				
Current	8,342	8,521	**7,075**	**58,958**
Deferred	(837)	(576)	**(723)**	**(6,025)**
	7,505	7,945	**6,352**	**52,933**
Minority interest in income (loss) of consolidated subsidiaries	(60)	52	**115**	**958**
Net income	¥ 9,272	¥ 10,584	**¥ 7,630**	**$ 63,583**

	Yen 2001	2002	2003	U.S. dollars (Note 1) 2003
Per share of common stock (Note 16):				
Net income				
Basic	¥80.68	¥92.21	**¥65.45**	**$0.55**
Diluted	–	–	**–**	**–**
Cash dividends applicable to the year	¥21.00	¥23.00	**¥23.00**	**$0.19**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

Years ended March 31	Millions of yen 2001	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2003
Common stock:				
Beginning and end of period	¥11,750	¥11,750	**¥11,750**	**$ 97,917**
Additional paid-in capital:				
Beginning and end of period	¥ 9,270	¥ 9,270	**¥ 9,270**	**$ 77,250**
Retained earnings:				
Beginning of period	¥61,461	¥68,302	**¥76,234**	**$635,283**
Add:				
Net income	9,272	10,584	**7,630**	**63,583**
Deduct:				
Cash dividends paid	2,299	2,525	**2,695**	**22,458**
Bonuses to directors	132	127	**137**	**1,142**
End of period	¥68,302	¥76,234	**¥81,032**	**$675,266**
Treasury stock at cost (Note 10):				
Beginning of period	¥ –	¥ (375)	**¥ (684)**	**$ (5,700)**
Net change resulting from purchase and sale of fractional shares of less than "One Unit" as defined by the Japanese Commercial Code	–	–	**0**	**(1)**
Purchase of treasury stock	(375)	(309)	**(319)**	**(2,657)**
End of period	¥ (375)	¥ (684)	**¥(1,003)**	**$ (8,358)**
Net unrealized gains on other securities (Note 5):				
Beginning of period	¥ –	¥ 1,037	**¥ (146)**	**$ (1,217)**
Add / (Deduct)–	1,037	(1,183)	**(328)**	**(2,733)**
End of period	¥ 1,037	¥ (146)	**¥ (474)**	**$ (3,950)**
Foreign currency translation adjustment:				
Beginning of period	¥ (811)	¥ (692)	**¥ (469)**	**$ (3,908)**
Add / (Deduct)–	119	223	**(137)**	**(1,142)**
End of period	¥ (692)	¥ (469)	**¥ (606)**	**$ (5,050)**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

Years ended March 31	Millions of yen 2001	2002	2003	Thousands of U.S. dollars (Note 1) 2003
Cash flows from operating activities:				
Income before income taxes	¥16,837	¥18,477	¥13,867	$115,558
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	4,800	4,701	4,630	38,583
Gain on securities contribution to employee retirement benefit trust	(1,399)	–	–	–
Amortization of net transition obligation arising from adoption of the new Japanese Accounting Standard for Retirement Benefits	3,088	–	–	–
Write down of investment securities	–	441	1,464	12,200
Other, net	(141)	320	172	1,433
Changes in assets and liabilities:				
Increase in notes and accounts receivable	(2,019)	(4)	918	7,650
Decrease (increase) in inventories	(1,299)	491	428	3,567
Increase (decrease) in notes and accounts payable	2,317	236	(2,033)	(16,942)
Increase in pension liabilities	438	69	527	4,392
Other, net	(1,302)	(996)	(768)	(6,399)
Sub total	21,320	23,735	19,205	160,042
Interest and dividends received	98	90	130	1,083
Interest paid	(54)	(89)	(69)	(575)
Income taxes paid	(8,816)	(7,509)	(8,597)	(71,642)
Net cash provided by operating activities	12,548	16,227	10,669	88,908
Cash flows from investing activities:				
Acquisition of property, plant and equipment	(7,018)	(5,276)	(11,391)	(94,925)
Proceeds from sale of property, plant and equipment	28	52	30	250
Acquisition of marketable securities	(100)	(200)	(100)	(833)
Proceeds from sale of marketable securities	–	100	200	1,667
Acquisition of investment securities	(2,215)	(1,646)	(986)	(8,217)
Proceeds from sale of investment securities	535	3	16	133
Provided by other investing activities	1,677	1,602	1,716	14,300
Decrease of cash in connection with exclusion of a subsidiary from consolidation	–	(215)	–	–
Used in other investing activities	(1,557)	(1,896)	(1,375)	(11,458)
Net cash used in investing activities	(8,650)	(7,476)	(11,890)	(99,083)
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	82	(8)	(162)	(1,350)
Increase (decrease) in long-term debt	99	363	(17)	(142)
Repayments of capital lease obligations	(47)	(66)	(69)	(575)
Acquisition of treasury stock	(375)	(309)	(319)	(2,658)
Dividends paid	(2,327)	(2,532)	(2,725)	(22,708)
Other, net	–	–	–	–
Net cash used in financing activities	(2,568)	(2,552)	(3,292)	(27,433)
Effect of exchange rate changes on cash and cash equivalents	16	61	(24)	(200)
Net increase (decrease) in cash and cash equivalents	1,346	6,260	(4,537)	(37,808)
Cash and cash equivalents at beginning of year	16,767	18,113	24,373	203,108
Cash and cash equivalents at end of year (Note 3)	¥18,113	¥24,373	¥19,836	$165,300

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

1 Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared from the consolidated financial statements of TOPPAN FORMS CO., LTD. (the "Company") filed with the Director of the Kanto Local Finance Bureau in accordance with the Securities and Exchange Law of Japan and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards. In addition, consolidated statements of shareholders' equity, which are not required as part of the basic financial statements in Japan but are presented herein for additional information.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically, in order to present them in a form more familiar to readers outside Japan. Some information, provided in the notes to the consolidated financial statements, is not required under accounting principles generally accepted in Japan, but is also presented for the convenience of the readers.

The consolidated financial statements are not intended to present the consolidated financial position, result of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been calculated at the rate of ¥120 = U.S.$1, the approximate rate of exchange on March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could have been or could be converted into U.S. dollars at that or any other rate.

2 Summary of Significant Accounting Policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries except for one subsidiary, which has been dormant for a long period.

Investments in all affiliated companies, where shareholdings are more than 20% and where the Company has significant influence over their operations, finance and management, are accounted for by the equity method.

The assets and liabilities of consolidated subsidiaries are incorporated into the financial statements at fair value, and the difference between the net assets at fair value and the investment amounts are accounted for as goodwill, which is amortized equally over the effective periods.

All significant intercompany balances and transactions, and unrealized profit, included in assets, have been eliminated on consolidation.

Overseas-consolidated subsidiaries have adopted accounting principles generally accepted in their respective countries and no adjustments have been made to their financial statements on consolidation, as allowed under accounting principles and practices generally accepted in Japan.

(2) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and thus are near maturity so that they present insignificant risk of changes in value.

(3) Financial instruments

(a) Derivatives:

All derivatives are stated at fair value, with changes in fair value being included in net profit or loss in the period in which they arise, except for derivatives that are designated as "hedging instruments".

(b) Securities:

Securities held by the Company and its consolidated subsidiaries are classified into four categories:

Trading securities are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Held-to-maturity debt securities are stated at cost after accounting for any premium or discount on acquisition, which is amortized over the period to maturity.

Investments of the Company in equity securities issued by unconsolidated subsidiaries and affiliates are accounted for by the equity method. Exceptionally, investments in certain unconsolidated subsidiaries and affiliates are stated at cost because the effect of application of the equity method would be immaterial.

Other securities for which market price or quotations are available are stated at fair value. Net unrealized gains and losses on these securities are reported as a separate component in shareholders' equity at a net-of-tax amount. Other securities for which market quotations are unavailable are stated at cost.

(c) Hedge accounting:

Gains and losses arising from changes in the fair value of derivatives designated as "hedging instruments" are deferred as an asset or liability, and are included in net profit or loss in the same period during which the gains and losses on the hedged items or transactions are recognized.

Derivatives designated as hedging instruments by the Company are principally forward exchange and interest rate swap contracts. The related hedged items are trade accounts receivable, payable and long-term debt.

The Company has a policy to utilize the above hedging instruments in order to reduce the Company's exposure to the risk of exchange and interest rate fluctuations. Thus, the Company's purchase of hedging instruments is limited to, at maximum, the amounts of the hedged items.

The Company evaluates the effectiveness of its hedging activities by reference to the accumulated gains or losses on the hedging instruments and the related items from the commencement of the hedges.

(4) Inventories

Inventories are stated at cost.

The cost of raw materials, supplies and purchased finished goods (supplies) is determined by the first-in, first-out method. The cost of purchased finished goods (machinery), finished products and work-in-process is determined by the specific identification method.

(5) Property, plant and equipment and depreciation
Property, plant and equipment are stated at cost. Depreciation, except for buildings, is computed primarily by the declining-balance method at rates based on the estimated useful lives of the assets. Depreciation of buildings at overseas subsidiaries and those acquired by the Company and its domestic consolidated subsidiaries on or after April 1, 1998 is computed by the straight-line method.

Ordinary maintenance and repair cost are charged to income as incurred. Major replacements and improvements are capitalized.

(6) Accrued bonuses to employees
Accrued bonuses are provided for the expected payments of employee bonuses for the current fiscal year to those employees serving at the end of the fiscal year.

(7) Accrued bonuses to directors
Bonuses to directors are appropriated from retained earnings after shareholders' approval at the general meeting of shareholders held within three months after the fiscal year-end. These bonuses are generally not deductible for tax purposes.

(8) Pension and severance plans
The Company and certain domestic consolidated subsidiaries have entered into agreements with insurance companies and trust banking corporations covering employee pensions, for a defined benefit tax qualified pension plan and a non-contributory plan.

The Company and its domestic consolidated subsidiaries record their pension liabilities by deducting the value of the plan assets from the projected benefit obligation, and then adjusting for the actuarial difference. The unrecognized actuarial difference is amortized using the straight-line method over fifteen years (within the average remaining service period of employees, when the difference will be incurred) from the period following that in which it occurs.

Most overseas subsidiaries have defined contribution retirement plans, which are available to all employees.

With respect to directors and statutory corporate auditors, provision is made for lump-sum severance indemnities based on internal regulations.

(9) Income taxes
Deferred income taxes are recognized, using the asset and liability method. This method is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(10) Leases
Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases do not transfer ownership of the assets at the end of the lease term, are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

(11) Appropriations of retained earnings
Appropriations of retained earnings are reflected in the financial statements in the year they are approved at the general meeting of shareholders.

(12) Foreign currency translation
The assets, liabilities, income and expenses of foreign subsidiaries are translated into Japanese yen at the applicable current rates at the year-end. The translation of assets and liabilities denominated in foreign currency at the year-end is made at the current rate. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

(13) Treasury stocks
Treasury stocks are stated at cost as a separate component of the shareholders' equity in the accompanying consolidated balance sheets. Effective for the year ended March 31, 2003, the Company and its domestic consolidated subsidiaries adopted the Statement of Financial Accounting Standard No. 1 "Accounting for Treasury Stock and Reversal of Capital and Legal Reserves" issued by the Accounting Standards Board of Japan. However, the effect on net income for the period of adopting this new statement was immaterial.

(14) Reclassifications
Certain reclassifications of the financial statements and related footnote amounts in the years ended March 31, 2001 and 2002 have been made to conform to the presentation in the year ended March 31, 2003.

3 Cash and cash equivalents

"Cash and cash equivalents" comprise the following:

	Millions of yen			Thousands of U.S. dollars
March 31	2001	2002	2003	2003
Cash and time deposits with original maturity of three months or less	¥13,613	¥19,973	**¥17,636**	**$146,967**
Marketable securities	4,500	4,400	**2,200**	**18,333**
	¥18,113	¥24,373	**¥19,836**	**$165,300**

4 Accounts balance and transactions with related parties

There are several related party transactions that are mainly purchases of commercial printed products from and sales of business forms to Toppan Printing Co., Ltd., which owns 58.6 % of the common stock of the Company. The transactions were made at arm's-length at prices that are considered to be equivalent to market prices.

Sales to Toppan Printing Co., Ltd. for the years ended March 31, 2001, 2002 and 2003 amounted to ¥6,185 million, ¥6,801 million and ¥6,536 million ($54,467 thousand), respectively. Purchases from Toppan Printing Co., Ltd. for those three years were ¥3,402 million, ¥3,088 million and ¥3,458 million ($28,817 thousand), respectively. The balance of receivables from Toppan Printing Co., Ltd. as of March 31, 2002 and 2003 amounted to ¥1,581 million and ¥1,789 million ($14,908 thousand), respectively. The balance of payables to Toppan Printing Co., Ltd. as of March 31, 2002 and 2003 amounted to ¥317 million and ¥787 million ($6,558 thousand), respectively.

Transactions with non-consolidated subsidiaries and affiliates were immaterial.

5 Marketable and Investment Securities

The following is certain information relating to the aggregate book carrying amount and market value of securities in fiscal 2002.

(i) "Held-to-maturity debt securities" whose market price or quotations are available.

	Millions of yen		
	March 31, 2002		
	Book carrying amount	Market value	Unrealized gains/losses
Debt securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet			
①Government bonds, Municipal Bonds, etc.	¥ –	¥ –	¥ –
②Corporate Bonds	200	200	–
③Others	–	–	–
	¥200	¥200	–

(ii) "Other securities" whose market price or quotations are available.

	Millions of yen		
	March 31, 2002		
	Acquisition cost	Market value (=Book carrying amount)	Unrealized gains (losses)
Other securities whose market price or quotations exceed their book carrying amount on the consolidated balance sheet			
①Share stocks	¥1,543	¥2,391	¥ 848
②Others	4	4	–
	1,547	2,395	848
Other securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet			
①Share stocks	4,089	3,077	(1,012)
②Others	768	679	(89)
	4,857	3,756	(1,101)
Total	¥6,404	¥6,151	¥ (253)
Tax effect			(107)
			¥ (146)

(iii) "Other securities" sold in the current fiscal year.

	March 31, 2002
	Millions of yen
Proceeds from sales of "Other securities"	¥5
Gain on sales of "Other securities"	–
Loss on sales of "Other securities"	2

(iv) Securities whose market price or quotations are not available.

	March 31, 2002
	Book carrying amount
	Millions of yen
Other Securities	
①Share stocks not listed in the market (excluding over-the-counter stocks)	¥1,593
②Others	4,400
	¥5,993

(v) Redemption schedule for "Other securities" that have a maturity date, and "Held-to-maturity debt securities".

	Millions of yen			
	March 31, 2002			
	Due 2003	Due 2004~2007	Due 2008~2012	Due after 2013
1. Bonds				
①Government Bonds, Municipal Bonds, etc.	¥ –	¥–	¥–	¥–
②Corporate Bonds	200	–	–	–
③Others	–	–	–	–
2. Others				
①Mutual Funds	–	–	–	–
	¥200	¥–	¥–	¥–

The following is certain information relating to the aggregate book carrying amount and market value of securities in fiscal 2003.

(i) "Held-to-maturity debt securities" whose market price or quotations are available.

	Millions of yen		
	March 31, 2003		
	Book carrying amount	Market value	Unrealized gains/losses
Debt securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet			
①Government bonds, Municipal Bonds, etc.	¥ –	¥ –	¥ –
②Corporate Bonds	100	100	–
③Others	–	–	–
	¥100	¥100	¥ –

	Thousands of U.S. dollars		
	March 31, 2003		
	Book carrying amount	Market value	Unrealized gains/losses
Debt securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet			
①Government bonds, Municipal Bonds, etc.	$ –	$ –	$ –
②Corporate Bonds	833	833	–
③Others	–	–	–
	$833	$833	$ –

(ii) "Other securities" whose market price or quotations are available.

	Millions of yen		
	March 31, 2003		
	Acquisition cost	Market value (=Book carrying amount)	Unrealized gains (losses)
Other securities whose market price or quotations exceed their book carrying amount on the consolidated balance sheet			
①Share stocks	¥1,008	¥1,373	¥ 365
②Others	27	27	0
	1,035	1,400	365
Other securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet			
①Share stocks	3,707	2,664	(1,043)
②Others	823	705	(118)
	4,530	3,369	(1,161)
Total	¥5,565	¥4,769	¥ (796)
Tax effect			322
			¥ (474)

	Thousands of U.S. dollars		
	March 31, 2003		
	Acquisition cost	Market value (=Book carrying amount)	Unrealized gains (losses)
Other securities whose market price or quotations exceed their book carrying amount on the consolidated balance sheet			
①Share stocks	$ 8,400	$11,442	$ 3,042
②Others	225	225	0
	8,625	11,667	3,042
Other securities whose market price or quotations do not exceed their book carrying amount on the consoldiated balance sheet			
①Share stocks	30,892	22,200	(8,692)
②Others	6,858	5,875	(983)
	37,750	28,075	(9,675)
Total	$46,375	$39,742	$(6,633)
Tax effect			2,683
			$(3,950)

(iii) "Other securities" sold in the current fiscal year.

	March 31, 2003	
	Millions of yen	Thousands of U.S. dollars
Proceeds from sales of "Other securities"	¥15	$125
Gain on sales of "Other securities"	1	8
Loss on sales of "Other securities"	–	–

(iv) Securities whose market price or quotations are not available.

	March 31, 2003	
	Book carrying amount	
	Millions of yen	Thousands of U.S. dollars
Other Securities		
①Share stocks not listed in the market (excludes over-the-counter stocks)	¥1,929	$16,075
②Others	2,200	18,333
	¥4,129	$34,408

(v) Redemption schedule for "Other securities" that have a maturity date, and "Held-to-maturity debt Securities".

	Millions of yen			
	March 31, 2003			
	Due 2004	Due 2005~2008	Due 2009~2013	Due after 2014
1. Bonds				
①Government Bonds, Municipal Bonds, etc.	¥ –	¥–	¥–	¥–
②Corporate Bonds	100	–	–	–
③Others	–	–	–	–
2. Others				
①Mutual Funds	–	–	–	–
	¥100	¥–	¥–	¥–

	Thousands of U.S. dollars			
	March 31, 2003			
	Due 2004	Due 2005~2008	Due 2009~2013	Due after 2014
1. Bonds				
①Government Bonds, Municipal Bonds, etc.	$ –	$–	$–	$–
②Corporate Bonds	833	–	–	–
③Others	–	–	–	–
2. Others				
①Mutual Funds	–	–	–	–
	$833	$–	$–	$–

6 Inventories

Inventories comprise the following:

March 31	Millions of yen 2002	Millions of yen 2003	Thousands of U.S. dollars 2003
Finished products	¥ 7,614	¥ 7,705	$ 64,209
Purchased finished goods	2,590	2,089	17,408
Work in process	947	961	8,008
Raw materials and supplies	2,219	2,082	17,350
	¥13,370	¥12,837	$106,975

7 Borrowings

Short-term borrowings primarily consist of short-term bank loans belonging to certain domestic and overseas subsidiaries with annual interest rates ranging from 1.30 to 5.00 per cent as of March 31, 2003.

Long-term debt at March 31, 2003, comprises the following:

	Millions of yen	Thousands of U.S. dollars
Loans from Japanese banks and others:		
Unsecured—1.65per cent	100	833
Unsecured—3.29per cent	208	1,734
Unsecured—3.95per cent	48	400
Unsecured—5.75per cent	86	717
Less: Amounts due within one year	(17)	(142)
	¥425	$3,542

The aggregate annual maturities of long-term debt during the next five years are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2004	17	142
2005	341	2,841
2006	68	567
2007	16	133
2008	–	–
	¥442	$3,683

8 Pension and severance plans

The Company and certain domestic consolidated subsidiaries have entered into agreements with insurance companies and trust banking corporations for defined benefit tax qualified pension plans and non-contributory plans to cover employee pensions. The pension plans provide for annuity payments (or a lump-sum payment at the employees' option) over ten years, based on the length of service and salary at the time of retirement for employees with at least twenty years of service. The plan also provides for lump-sum payments to employees who have served less than twenty years.

The pension liabilities for employees as of March 31, 2002 and 2003 can be analyzed as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
(1) Projected benefit obligation	¥27,287	**¥30,178**	**$251,484**
(2) Plan assets at fair value	21,325	**18,872**	**157,267**
(3) Unfunded benefit obligation (1)–(2)	5,962	**11,306**	**94,217**
(4) Unrecognized actuarial loss	(5,421)	**(10,236)**	**(85,300)**
(5) Unrecognized prior service cost	–	**–**	**–**
(6) Pension liabilities recorded on the consolidated balance sheet (3)+(4)+(5)	541	**1,070**	**8,917**
(7) Prepaid pension expense	–	**–**	**–**
(8) Pension liabilities for employees (6)–(7)	¥541	**¥1,070**	**$8,917**

The Company contributed certain marketable equity securities in 2001 to the employee retirement benefit trust. These are included in "Plan assets at fair value" above amounted to ¥1,873 million in 2002 and ¥1,277million ($10,642 thousand) in 2003, respectively.

The components of the net periodic pension expense for the year ended March 31, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
(1) Service cost	¥1,369	**¥1,557**	**$12,974**
(2) Interest cost	848	**771**	**6,425**
(3) Expected return on plan assets	790	**682**	**5,683**
(4) Expense for actuarial loss	144	**371**	**3,092**
(5) Net periodic pension expense	¥1,571	**¥2,017**	**$16,808**

The assumptions used as of March 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
(1) Discount rate	3.5%	3.0%	**2.5%**
(2) Expected return on plan assets	4.0%	4.0%	**3.5%**
(3) Method of attributing the projected benefits to periods of service	Straight-line basis	Straight-line basis	**Straight-line basis**
(4) Amortization of unrecognized prior service cost	–	–	**–**
(5) Amortization of unrecognized actuarial gain/loss	Straight-line over 15 years	Straight-line over 15 years	**Straight-line over 15 years**
(6) Amortization of net transition obligation	Recognized entirely at the time of transition	–	**–**

The discount rate applied for the fiscal years in 2001, 2002 and 2003 were 3.5%, 3.5% and 3.0%, respectively, however the projected benefit obligation calculated at the 2001, 2002 and 2003 year-end were 3.5%, 3.0% and 2.5%, respectively.

9 Shareholders' Equity

The Japanese Commercial Code provides that:

(1) Upon a resolution of the Board of Directors, appropriations of interim cash dividends and the related transfer to the legal earned reserve as described in (3) below, can be made from unappropriated retained earnings brought forward;

(2) All other appropriations of retained earnings, including year end dividends and bonuses to directors and statutory corporate auditors, require approval by the shareholders at the General Meeting of Shareholders; and

(3) An amount equal to at least 10 per cent of cash dividends and other cash distributions paid by the Company from retained earnings must be appropriated from retained earnings as a legal earned reserve; no further appropriation is required when the combined amount of capital reserve and the legal earned reserve pursuant to the Japanese Commercial Code equals 25 per cent of stated capital.

(4) Legal earned reserve and unappropriated retained earnings are presented in the retained earnings accounts and legal capital reserve and other capital reserves are presented in Additional paid-in capital accounts.

In accordance with customary practice in Japan, appropriations of retained earnings are recorded in the accounting period in which shareholders' approval is obtained. The fiscal 2003 year-end appropriation of retained earnings of the Company, which was approved at the General Meeting of Shareholders held in June 2003, is presented below:

	Millions of yen	Thousands of U.S. dollars
Appropriation for:		
Cash dividends, ¥11.50 ($0.1) per share	**¥1,317**	**$10,975**
Bonuses to directors	**76**	**633**
Retained earnings, provided for as general reserve	**6,000**	**50,000**
	¥7,393	**$61,608**

10 Treasury Stocks

The amount of treasury stocks is stated at cost and is presented as a separate deduction item in the shareholders' equity.

The Company has acquired treasury stocks of 149,000 shares and 145,000 shares for the fiscal year ended March 31, 2001 and 2002, respectively in order to prepare for exercising stock options granted to certain directors and certain employees with the approval of the ordinary shareholders' meetings.

Effective from October 1, 2001, the Company is allowed to acquire its own shares to the extent that the aggregate cost of treasury stocks does not exceed the maximum amount available for dividends. On June 27, 2002, the ordinary shareholders' meeting has approved to acquire its own shares with a limit of 2,000,000 shares of which amount is limited to ¥5,000 million ($41,667 thousand) until the date of next ordinary shareholders' meeting.

In accordance with that approval, the Company has acquired treasury stocks of 151,000 shares for the fiscal year ended March 31, 2003, and those of 165,100 shares in April, 2003.

The following are the status of purchasing the treasury stocks and the balances of treasury stocks held by the Company as of March 31,2002 and 2003.

Month of purchasing treasury stocks	Number of common stock shares purchased	Amounts to pay for purchases
In June, 2000	149,000	375
In June, 2001	145,000	309
As of March 31, 2002	294,000	684
In July, 2002	151,000	319
Fractional shares during the year	80	0
As of March 31, 2003	445,080	1,003
In April, 2003	165,100	178
As of June 27, 2003	610,180	1,181

11 Research and Development Expenditure

Research and development expenditure, which is charged to income when incurred, and is included in cost of sales and selling, general and administrative expenses, amounted to ¥2,185 million, ¥2,309 million and ¥2,246 million ($18,717thousand) for the year ended March 31, 2001, 2002 and 2003, respectively.

12 Selling, General and Administrative Expenses

The major components of "Selling, general and administrative expenses" are as follows:

	Millions of yen			Thousands of U.S. dollars
Years ended March 31	2001	2002	2003	2003
Salaries and bonuses	¥12,265	¥12,075	**¥12,176**	**$101,467**
Provision for bonuses to employees	1,505	1,451	**1,228**	**10,233**
Provision for severance indemnities	96	117	**114**	**950**
Depreciation	673	660	**635**	**5,292**
Rent expense	3,670	3,348	**3,211**	**26,758**
Freight charges	5,057	5,083	**5,105**	**42,542**
Research and development expenditure	2,181	2,309	**2,246**	**18,717**
Pension expense	478	610	**794**	**6,617**
Others	8,035	9,469	**9,588**	**79,899**
Total	¥33,960	¥35,122	**¥35,097**	**$292,475**

13 Income Taxes

Income taxes applicable to the Company and its domestic consolidated subsidiaries include (1) corporation tax, (2) enterprise tax and (3) inhabitants tax which, in aggregate, represent a statutory tax rate of approximately 42 per cent, effective from April 1, 1999.

On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax for companies with capital in excess of ¥100 million, effective April 1, 2004. Under the amended legislation, the enterprise tax will be the sum of three tax components; a) an income based component, b) a value added component and c) a capital based component, although there was only an "income tax based component" before the amendment. Concurrently, the basic tax rate for the "income based component" would be reduced from 9.6% to 7.2%. As a result of this amendment, the tax rate to be applied to deferred tax assets and liabilities as at March 31, 2003 for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, that are expected to reverse in the year beginning April 1, 2004 or later, decreased from 42.1% to 40.5 %. This resulted in a reduction in deferred tax assets at March 31, 2003 by ¥87 million ($725 thousand), compared with the deferred tax asset that would have been recognized if a tax rate of 42.1 % had been fully applied to all temporary differences. Net income for the year ended March 31, 2003 also reduced by ¥74 million ($617 thousand) as a result of these changes in statutory local enterprise tax regulations.

The significant components of deferred tax assets and liabilities for the year ended March 31, 2002and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
Years ended March 31	2002	2003	2003
(Current assets)			
Deferred tax assets:			
Accrued bonuses	¥1,193	**¥1,239**	**$10,325**
Enterprise tax	463	**307**	**2,558**
Others	48	**157**	**1,309**
	¥1,704	**¥1,703**	**$14,192**
(Long-term assets)			
Deferred tax assets:			
Depreciation	¥ 273	**¥ 226**	**$ 1,883**
Accrued severance indemnities	257	**262**	**2,183**
Pension liabilities	506	**785**	**6,542**
Bad debt reserve	74	**32**	**267**
Unrealized loss on golf memberships	179	**182**	**1,516**
Unrealized loss on investment securities	336	**802**	**6,683**
Unrealized gain/loss on other securities	106	**322**	**2,683**
Others	104	**116**	**968**
	1,835	**2,727**	**22,725**
Deferred tax liabilities:			
Undistributed earnings of foreign subsidiaries	(146)	**(120)**	**(1,000)**
Others	(58)	**(55)**	**(458)**
	(204)	**(175)**	**(1,458)**
Deferred tax assets, net	¥1,631	**¥2,552**	**$21,267**
(Long-term liabilities)			
Deferred tax liabilities:			
Depreciation	¥ 192	**¥ 191**	**$ 1,592**
Total	192	**191**	**1,592**
Deferred tax assets	(35)	**(63)**	**(525)**
Deferred tax liabilities, net	¥ 157	**¥ 128**	**$ 1,067**

"Pension liabilities" for the year ended March 31, 2002 includes a prepaid pension expense of ¥156 million.

The reconciliation between the statutory tax rate and the income tax rate in the consolidated statements of income for the year ended March 31, 2002 and 2003 are as follows:

	March 31, 2002	March 31, 2003
Statutory effective tax rate	42.1%	**42.1%**
(Reconciliation)		
Entertainment expenses	1.4	**1.6**
Equalization of inhabitants tax	0.6	**0.8**
Effect on changes of effective tax rate	–	**0.5**
Others	(1.1)	**0.8**
Effective income tax rate	43.0%	**45.8%**

14 Leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases do not transfer ownership of the assets at the end of the lease term, are accounted for as operating leases in accordance with accounting principles and practices generally accepted in Japan. Certain information on such lease contracts of the Company and its consolidated subsidiaries, as a lessee, is shown below:

(1) Finance leases, other than those which do not transfer ownership of properties to lessees, are as follows:

(a) Acquisition costs of leased assets under the finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
March 31	2001	2002	2003	2003
Machinery, equipment and vehicles	¥ 1,343	¥2,596	**¥2,602**	**$21,683**
Tools and furniture	7,084	6,922	**7,746**	**64,550**
Other assets	183	224	**179**	**1,492**
Accumulated depreciation	(5,185)	(5,624)	**(6,869)**	**(57,242)**
	¥ 3,425	¥4,118	**¥3,658**	**$30,483**

(b) Future lease payments under finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
March 31	2001	2002	2003	2003
Due within one year	¥1,450	¥1,665	**¥1,832**	**$15,267**
Due after more than one year	3,701	4,454	**3,974**	**33,116**
	¥5,151	¥6,119	**¥5,806**	**$48,383**

(c) Lease payments and amounts representing depreciation and interest are as follows:

	Millions of yen			Thousands of U.S. dollars
Years ended March 31	2001	2002	2003	2003
Lease payments	¥1,719	¥1,950	**¥2,071**	**$17,258**
Amount representing depreciation	¥1,958	¥1,961	**¥2,094**	**$17,450**
Amount representing interest	¥ 252	¥ 248	**¥ 259**	**$ 2,158**

(2) Minimum lease payments under non-cancellable operating leases as follows:

	Millions of yen			Thousands of U.S. dollars
March 31	2001	2002	2003	2003
Due within one year	¥ 492	¥ 816	**¥ 506**	**$ 4,217**
Due after more than one year	1,598	3,339	**2,641**	**22,008**
Total minimum lease payments	¥2,090	¥4,155	**¥3,147**	**$26,225**

15 Derivative Financial Instruments

The Company and its consolidated foreign subsidiaries utilize derivative financial instruments selectively, to hedge foreign exchange risk and floating interest exchange risk.

As of March 31, 2002 and 2003, there are no contract amounts outstanding for derivatives except for those held for "hedge accounting" purposes as described in Note 2 (3) (c) above.

16 Earnings per share information

The computation of net income per share is based on the weighted-average number of common shares outstanding during each fiscal year. Treasury stocks held during periods are excluded.

Effective from the year ended March 31, 2003, the Company and its consolidated subsidiaries adopted the Statement of Financial Accounting Standard No. 2 "Earnings per Share" issued by the Accounting Standards Board of Japan. Prior to adopting the new statement, earnings per share were calculated based on the net income shown on consolidated statements of income, which is the amount before deduction of bonuses to directors and statutory auditors that are recognized as an appropriation of retained earnings in the consolidated statement of shareholder's equity. However, the new statement requires that net income should be adjusted by deducting the amounts not attributable to the common shareholders such as bonuses paid to directors and statutory auditors as well as the payment of dividends to shareholders of preferred stocks to be recognized as an appropriation of retained earnings from net income shown in statements of income and the calculation of earnings per share be made on that adjusted net income basis.

The earnings per share for the year ended March 31, 2003 amounts to 65.45 yen which is calculated by deductions director's bonus of 129 million yen.

The following are earnings per share for the year ended March 31, 2001, 2002 and 2003 calculated using the new method.

	Yen		
	2001	*2002*	***2003***
Per share of common stock			
Net income			
Basic	¥79.57	¥91.02	**¥65.45**
Diluted	–	–	–

The following are the number of common shares to be granted.

	The date of ordinary shareholders' meeting	Number of common share to be granted (shares)	Exercise price per share (exact yen)	Exercise periods
I. Stock options to purchase the treasury stocks	June 29, 2000	149,000	2,636	From July 1, 2001 to June 30, 2006
	June 28, 2001	145,000	2,200	From July 1, 2002 to June 30, 2007
II. Stock option to purchase newly issued shares	June 27,2002	151,000	2,131	From July 1, 2003 to June 30, 2008
		445,000		

Note: These stock options to purchase the treasury stocks and to purchase newly issued shares were given to certain directors and employees at the ordinary shareholders' meeting held on June 29, 2000, June 28, 2001, and June 27, 2002, respectively.

These stock options to purchase the treasury stocks and to purchase newly issued shares will have a dilutive effect only when the average market price of common stocks during each fiscal year exceeds the exercise price of these options. During the 2001, 2002 and 2003 fiscal years average market price did not exceed the exercise price given. Accordingly there is no dilutive effect on earnings per share.

17 Contingent Liabilities

Based upon information currently available, the Company and its consolidated subsidiaries have no significant pending lawsuits.

18 Segment Information

(1) Segments by industry

	Millions of yen				
March 31, 2001	Printing business	Other businesses	Total	Elimination/ Corporate	Consolidated
I. Net sales:					
(1) Outside customers	¥151,848	¥37,617	¥189,465	¥ –	¥189,465
(2) Inter-segment	183	1,038	1,221	(1,221)	–
Total	152,031	38,655	190,686	(1,221)	189,465
Operating expenses	131,172	37,644	168,816	2,555	171,371
Operating profit	¥ 20,859	¥ 1,011	¥ 21,870	¥(3,776)	¥ 18,094
II. Assets, depreciation and capital expenditure:					
Assets	¥103,982	¥13,085	¥117,067	¥24,448	¥141,515
Depreciation	4,695	87	4,782	18	4,800
Capital expenditure	5,935	6	5,941	–	5,941

March 31, 2002	Millions of yen				
	Printing business	Other businesses	Total	Elimination/ Corporate	Consolidated
I. Net sales:					
(1) Outside customers	¥155,781	¥40,708	¥196,489	¥ –	¥196,489
(2) Inter-segment	329	1,320	1,649	(1,649)	–
Total	156,110	42,028	198,138	(1,649)	196,489
Operating expenses	135,504	40,573	176,077	1,524	177,601
Operating profit	¥ 20,606	¥ 1,455	¥ 22,061	(¥3,173)	¥ 18,888
II. Assets, depreciation and capital expenditure:					
Assets	¥106,237	¥13,901	¥120,138	¥30,841	¥150,979
Depreciation	4,629	57	4,686	15	4,701
Capital expenditure	6,572	8	6,580	–	6,580

March 31, 2003	Millions of yen				
	Printing business	Other businesses	Total	Elimination/ Corporate	Consolidated
I. Net sales:					
(1) Outside customers	¥149,475	¥41,849	¥191,324	¥ –	¥191,324
(2) Inter-segment	286	1,310	1,596	(1,596)	–
Total	149,761	43,159	192,920	(1,596)	191,324
Operating expenses	132,975	41,622	174,597	1,697	176,294
Operating profit	¥ 16,786	¥ 1,537	¥ 18,323	¥(3,293)	¥ 15,030
II. Assets, depreciation and capital expenditure:					
Assets	¥110,518	¥13,887	¥124,405	¥24,585	¥148,990
Depreciation	4,530	41	4,571	59	4,630
Capital expenditure	10,453	8	10,461	–	10,461

March 31, 2003	Thousands of U.S. dollars				
	Printing business	Other businesses	Total	Elimination/ Corporate	Consolidated
I. Net sales:					
(1) Outside customers	$1,245,625	$348,742	$1,594,367	$ –	$1,594,367
(2) Inter-segment	2,383	10,917	13,300	(13,300)	–
Total	1,248,008	359,659	1,607,667	(13,300)	1,594,367
Operating expenses	1,108,125	346,850	1,454,975	14,142	1,469,117
Operating profit	$ 139,883	$ 12,809	$ 152,692	$(27,442)	$ 125,250
II. Assets, depreciation and capital expenditure:					
Assets	$ 920,983	$115,725	$1,036,708	$204,875	$1,241,583
Depreciation	37,750	342	38,092	491	38,583
Capital expenditure	87,108	67	87,175	–	87,175

Note:

a) Segment information by business activity is determined by considering the product line, the product market, and the management control of the business.

b) *Main products of each business segment:*

i) Printing business: Printing of business forms and Data Printing Services.

ii) Other businesses: Sales of supplies and equipment related to the printing business, business information operating services and other.

c) Corporate expenses mainly include administrative expenses of the Company.

d) "Assets" mainly includes short-term deposits and long-term investments of the Company.

(2) Geographic Areas

The geographic information of consolidated subsidiaries located in countries or regions outside of Japan are not presented since sales and assets of the Company and its consolidated subsidiaries located in Japan exceed 90% of consolidated sales in total and consolidated assets in total.

Report of Independent Accountants

Toppan Forms Co., Ltd. and Consolidated Subsidaries

June 27, 2003

To the Board of Directors
of TOPPAN FORMS CO., LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TOPPAN FORMS CO., LTD. and its consolidated subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in Japan. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Japan which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
(Certified Public Accountants)

Notice to Readers:

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Accordingly, the accompanying consolidated balance sheets and related consolidated statements of income, of shareholders' equity and of cash flows and their utilization are not designed for those who are not informed about Japanese accounting principles, procedures and practices.

The standards, procedures and practices utilized in Japan to audit such financial statements may differ from those generally accepted in countries and jurisdictions other than Japan.

Principal Subsidiaries and Affiliates

(As of March 31, 2003)

Name	Country	Main business	Issued capital (Thousands)	Equity held by the Company (%)
Toppan Forms (Hamamatsu) Co., Ltd.	Japan	Manufacture of business forms	¥ 100,000	100.0
Toppan Forms Operation Co., Ltd.	Japan	Operation and administration of computers	¥ 100,000	100.0
Toppan Forms Process Co., Ltd.	Japan	Processing of business forms and DPS operations	¥ 100,000	100.0
Techno Toppan Forms Co., Ltd.	Japan	Sale, maintenance, and repair of office equipment	¥ 100,000	100.0
Toppan Forms (Sanyo) Co., Ltd.	Japan	Manufacture of business forms	¥ 50,000	100.0
Toppan Forms Logistics and Services Co., Ltd.	Japan	Distribution, delivery, and storage services	¥ 50,000	100.0
Toppan Forms Services (Kansai) Co., Ltd	Japan	Distribution, delivery, and storage services Processing of business forms and DPS operations	¥ 50,000	100.0
T.F. Company Limited	Hong Kong	Holding company	HK$15,000	100.0
Toppan Forms Card Technologies Ltd.	Hong Kong	Manufacture and sale of plastic cards; sale of card-related products	HK$ 2,000	70.0*[1]
Toppan Forms (Hong Kong) Ltd.	Hong Kong	Manufacture and sale of business forms; sale of plastic cards, computer supplies, and office automation machines	HK$10,000	70.0*[2]
Toppan Forms (S) Pte. Ltd.	Singapore	Manufacture and sale of business forms; sale of machines for processing business forms	S$ 1,226	100.0*[3]

Total number of subsidiaries: 18

Total number of affiliates: 7

*[1] 30.0 percent directly owned by the Company and 40.0 percent indirectly owned through T.F. Company Limited.

*[2] Indirectly owned through T.F. Company Limited.

*[3] 52.3 percent directly owned by the Company and 47.7 percent indirectly owned through T.F. Company Limited.

Board of Directors

(As of June 27, 2003)

President and CEO
Yasuhiro Fukuda

Executive Vice Presidents
Masanori Akiyama
Mineo Nagayasu

Senior Managing Directors
Shigeyuki Yasunaga
Mikihiko Shijo
Ryuji Ouchi

Managing Directors
Kenji Osanai
Takeo Sugi

Directors
Naoki Adachi
Toshifumi Motohara
Kazuo Kato
Masamichi Kuroda
Michikata Kono
Hirohito Okada

Statutory Auditors
Tatsuo Yamamoto (full-time)
Yukio Terada (full-time)
Kunio Sakuma
Takeshi Toyama

Corporate Data

(As of March 31, 2003)

Head Office
7-3, Higashi Shimbashi 1-chome,
Minato-ku, Tokyo 105-8311, Japan
Tel: 03-6253-6000

Date of Establishment
May 1955

Shareholders' Equity
¥99,969 million

Common Stock
Authorized: 400,000,000 shares
Issued: 115,000,000 shares

Stock Listing
Tokyo Stock Exchange

Number of Employees
6,342

TOPPAN FORMS CO.,LTD.

7-3, Higashi Shimbashi 1-chome,
Minato-ku, Tokyo 105-8311, Japan
Tel: 03-6253-6000
http://www.toppan-f.co.jp/

Printed in Japan
This Annual Report was printed on recycled paper.

FILE No. 82-4759

(Translation) 03 OCT -7 [illegible] 7:21

June 12, 2003

To the Shareholders:

NOTICE OF THE 49TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 49th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

Toppan Forms Co., Ltd.

Yasuhiro Fukuda
President and Representative Director

7-3, Higashi Shinbashi 1-chome,
Minato-ku, Tokyo

Description

1. Date and hour:

   June 27 (Friday), 2003, 10:00 a.m.

2. Place:

   Toppan Forms Building 1F Hall
   7-3, Higashi Shinbashi 1-chome,
   Minato-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 49th business year (from April 1, 2002 to March 31, 2003).

   Matters to be resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 49th business year

   Proposition No. 2: Amendment to the Articles of Incorporation

   (The outline of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.)

   Proposition No. 3: Election of one Director

   Proposition No. 4: Election of four Statutory Auditors

   Proposition No. 5: Granting of retirement gratuities to the retiring Directors and Statutory Auditors

   Proposition No. 6: Acquisition by the Company of its own shares

   Proposition No. 7: Issuance of new share subscription rights as stock options

   (The outline of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.)

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2002 to March 31, 2003)

1. Outline of business activities:

(1) Business trends and achievement:

During the period under review, deflation and depressed stock prices heightened sense of uncertainty about the future of the Japanese economy. Due to restrained investment in plant and equipment in the private sector and slow consumer spending, the economy remained in a deeper recession.

In the business forms industry, printing demand declined in both qualities and quantities due to a delayed economic recovery, as well as a decrease in demand as a result of the progress of paperless or digitalized business practices and lower product prices caused by intensifying competition. Thus, the business conditions continued to remain difficult.

Under these circumstances, the Company has focused on the improvement and development of paper media, such as business forms and data print service (DPS), as well as the system planning utilizing electronic media, such as IC chips and improved its system of comprehensive information management services. The Company, with its stronger commitment to meeting customers' needs, has also engaged in aggressive marketing activities through presentations of comprehensive plans, specifically for information management. Simultaneously, the Company has exerted its efforts to improve the systems and efficiencies of its group-wide production and logistics to bolster competitiveness.

Specifically, in the business forms sector, the Company has focused on developing and promoting sales of eco-friendly products. The Company has exerted its active efforts to improve its physical distribution label form "EX Form", which has substantially reduced paper quantities, and develop envelopes utilizing plant-derived films and more water-resistant sealing postcards utilizing only recycled paper, among other things.

In the DPS sector, the Company has introduced upgraded equipment and sought unique technologies. Simultaneously, the Company has improved and placed stricter controls on its security systems. Specifically, its Fussa Factory has been transformed to a DPS-specializing integrated factory to meet increasing needs and needs for shorter delivery periods by replacing printing and processing machinery. In the meantime, its Tokyo Data Center has acquired an information security management system (ISMS) authorization from Japan Quality Assurance Organization for its control system of customers' individual information. Its Osaka Factory has also won a TPM (Total Productive Maintenance) Award from Japan Institute of Plant Maintenance.

In the multimedia-related sector, the Company has focused its efforts on IC tags and actively promoted technological development of products and system planning. Specifically, the Company has developed wristbands for visitor management utilizing radio auto-identification technology and flexible tags utilizing transparent resin.

As a result, sales amounted to ¥179,300 million, down 2.1% from the previous business year. Ordinary income amounted to ¥16,100 million, down 11.5% from the previous business year. Net income amounted to ¥8,500 million, down 18.2% from the previous business year.

The outlines of the respective business sectors of the Company are as follows:

Business Forms:

With regard to business forms, orders received for mail-related forms, such as Postex (a sealing postcard) for notifications, and eco-friendly physical distribution-related forms increased. However, demand decreased as customers streamlined or rationalized their administrative processes. Due to intensifying competition, product prices declined. Thus, overall sales of business forms decreased from the previous business year.

In the DPS business, the Company has been under severe pressure as demand for business mails decreased and process prices declined. However, owing to new demand for outsourcing from the financial industry and personal educational materials for distance learning by digital printing (DOD), overall sales in the DPS business increased favorably.

As a result, sales in the business forms sector as a whole decreased from the previous business year.

Products:

Sales of office supplies increased steadily as the Company increased its line and outlets of products, including printer-related supplies and data media, among other things.

In the business of office machines, sales decreased from the previous business year as customers reduced investment and postponed replacements as a result of budgetary cutbacks.

The business of accepting operating administration and management was in good form as new network-related orders received increased.

As a result, sales in the products sector as a whole increased favorably.

<Sales by sector>

Sector	Current year Amount	Current year Component ratio	Previous year Amount	Previous year Component ratio	Increase or decrease Amount	Increase or decrease Rate of increase
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Business forms	141,062	78.7	146,099	79.7	-5,037	-3.4
(of which DPS)	(44,214)	(24.7)	(42,444)	(23.2)	(1,769)	(4.2)
Products	38,279	21.3	37,175	20.3	1,103	3.0
Total	179,341	100.0	183,275	100.0	-3,933	-2.1

(2) Future challenges:

The future of the Japanese economy has become further unforeseeable due to the unstable international situation and the government's precarious economic measures. Thus, the business conditions are expected to remain severe.

In the business forms industry, there is concern that printing demand will decrease with the development of digitalization and that prices will further decline due to intensifying competition. Thus, it has become important for the industry to establish drastic measures to cope with these situations.

Under these circumstances, the Company will improve its attitude towards customer orientation and promote marketing activities through plan presentations to meet customers' needs with the aim of becoming a more "trustworthy company". For that purpose, the Company will further improve its sensitivity to the voice of the market, invest its management resources targeting growth areas in the future and develop competitive products. Additionally, the Company will make effective use of its new office building in Shiodome and optimize its equipment and personnel. Simultaneously, the Company intends to reform its cost structure drastically and exert its all-out efforts to strengthen its group-wide management bases and increase business results.

To commit itself to the global protection, the Company will promote the establishment of an environment management system (EMS) and develop and supply eco-products.

We genuinely hope our shareholders will continue providing their support and encouragement.

(3) Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled ¥10,000 million, which was spent mainly as follows:

In the business forms sector, the Company reconstructed its Fussa Factory to introduce new facilities to establish an integrated production system, and a quality assurance system.

With regard to information media, the Company added machinery for treatment processes and introduced a mass production system.

The Company completed a new office building in Shiodome, Tokyo.

(4) Finance:

All required funds were principally covered by the Company's operating revenues and own funds.

(5) Business performance and assets:

	Business year			
Item	**46th April 1, 1999 - March 31, 2000**	**47th April 1, 2000 - March 31, 2001**	**48th April 1, 2001 - March 31, 2002**	**49th (current year) April 1, 2002 - March 31, 2003**
Sales (million yen)	168,388	175,928	183,275	179,341
Ordinary income (million yen)	16,807	17,569	18,304	16,191
Net income for the year (million yen)	9,350	9,562	10,467	8,561
Net income per share (yen)	81.30	83.15	91.20	74.05
Total assets (million yen)	125,264	133,153	140,934	140,191
Net assets (million yen)	77,544	85,768	91,756	96,897
Net assets per share (yen)	674.30	745.81	799.93	845.19

(Notes)

1. As from the 46th business year, tax allocation accounting has become applicable.
2. As from the 47th business year, retirement benefit accounting and financial instrument accounting have become applicable.
3. As from the 48th business year, "treasury stock", which used to be stated in the section of Assets, is stated in the section of Shareholders' Equity, as a result of the amendment to the "Regulations Concerning Balance Sheets, Statements of

Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations".

4. As from the 49th business year (current year), the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2, Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4, Accounting Standards Board of Japan) have become applicable.

2. Outline of the Company (as of March 31, 2003)

(1) Major businesses:

Section	Principal products
Business forms	Acceptance of services relating to continuous forms, sheet forms, applied forms, uniform slips, envelopes, catalogs, pamphlets, leaflets, cards, multimedia (electronic documents, e-learning, Web-systems, etc.), etc.
	DPS (Data Print Service) Acceptance of development of information processing systems, acceptance of information processing and information transmission services, etc. Digital print on demand (DOD).
Products	Form processors, office machines, system machines, card machines, paper products (PPC paper, tack paper, labels, design stock products), various supplies for printers, various magnetic media, furnishings, fittings, system development and designs, programming, operations, etc. relating to information processing, etc.

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: 400,000,000 shares of common stock

2) Total number of issued shares: 115,000,000 shares of common stock

3) Number of shareholders: 8,050 persons

4) Principal shareholders:

Name	Shares in the Company held by them (Ratio of voting rights)		Shares in them held by the Company (Ratio of voting rights)	
	(thousand shares)	(%)	(thousand shares)	(%)
Toppan Printing Co., Ltd.	67,419	58.8	-	-
The Master Trust Bank of Japan, Ltd.	5,868	5.1		
Japan Trustee Services Bank, Limited	4,596	4.0	-	-
Trust & Custody Services Bank Ltd.	2,953	2.6	-	-
The Nomura Trust and Banking Company, Limited	1,899	1.7	-	-
UFJ Trust Bank Limited	1,753	1.5	-	-
Mitsui Asset Trust and Banking Company, Limited	1,705	1.5	-	-
Toppan Forms Group Employee Stock Ownership Plan	1,520	1.3	-	-
The Meiji Mutual Life Insurance Company	1,235	1.1	-	-
State Street Bank and Trust Company 505041	1,045	0.9	-	-

(Note) The above numbers of shares held by the trust banks include those related to their trust business.

5) Acquisition, disposition, etc. and possession by the Company of its own shares:

- Acquisition of shares:

Acquisition of its own shares pursuant to the resolution of the Ordinary General Meeting of Shareholders:

Class and number: 151,000 shares of common stock
Acquisition amount: ¥318 million in total

Acquisition of its own shares by purchase of less-than-one unit shares:

Class and number: 80 shares of common stock
Acquisition amount: ¥0 million in total

- Shares held as of March 31, 2003:

  Class and number: 445,080 shares of common stoak
  Acquisition amount: ¥1,002 million in total

No shares of treasury stock were disposed of or forfeited during the business year under review.

(4) Content of the new share subscription rights issued to parties other than shareholders on specifically favorable conditions during the business year under review:

New share subscription rights issued as of July 1, 2002

(i) Class and number of shares to be issued upon exercise of new share subscription rights:

151,000 shares of common stock (Number of shares to be issued upon exercise of a new share subscription right: 100 shares).

(ii) Total number of new share subscription rights:

1,510 rights.

(iii) Issue price of a new share subscription right:

Free of charge.

(iv) Amount to be paid in upon exercise of a new share subscription right:

¥2,131 per right (¥21.31 per share).

(v) New share subscription right exercise period:

From July 1, 2003 to June 30, 2008.

(vi) Terms and conditions of the exercise of new share subscription rights:

1. Treatment of any grantee of new share subscription rights who retires as Director or employee or dies:

Retirement as Director:	The Director shall be entitled to exercise the rights so granted for one year after retirement.
Retirement as employee:	The employee shall be entitled to exercise the rights so granted for one year after retirement in case of mandatory retirement or retirement at request of the Company.

Death of any grantee: The grantee shall cease to exercise the rights so granted upon death; provided, however, that in case of a death due to occupational accident, an heir shall be entitled to exercise the rights for one year.

2. No new share subscription rights may be transferred or offered as a pledge.

3. Any other term and condition of the exercise of new share subscription rights shall be as stipulated in a contract for granting new share subscription rights.

(vii) Events and conditions to cancel new share subscription rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders of the Company, the Company may cancel the new share subscription rights without consideration.

2. The Company may at any time cancel the new share subscription rights acquired and held by the Company without consideration.

(viii) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

(ix) Content of favorable conditions of the new share subscription rights:

The new share subscription rights were issued to the Directors and employees of the Company without consideration.

(x) Names of the grantees of the new share subscription rights and the numbers thereof:

(Translation omitted)

(5) State of employees:

Division	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	2,481	(-) 56	38.9	16.9
Female	272	7	32.8	9.7
Total	2,753	(-) 49	38.3	16.2

(6) State of important business affiliations:

1. Relationship with the parent company:

The parent company of the Company is Toppan Printing Co., Ltd., which holds 58.6% of the Company's shares.

The Company has product transactions with the parent company.

2. State of major subsidiaries:

Name of Company	Capital stock	Shareholding ratio (%)	Main business
Toppan Forms (Hamamatsu) Co., Ltd.	¥100 million	100.0	Manufacture of business forms
Toppan Forms Operation Co., Ltd.	¥100 million	100.0	Acceptance of programming and operations
Toppan Form Process Co., Ltd.	¥100 million	100.0	Acceptance of form processing services
Techno Toppan Forms Co., Ltd.	¥100 million	100.0	Maintenance of computers and related machines
Toppan Forms Logistics and Services Co., Ltd.	¥50 million	100.0	Forwarding business and warehousing business
T. F. Company Limited	HK $15 million	100.0	Investment in overseas enterprises and development thereof

Name of Company	Capital stock	Shareholding ratio	Main business
Toppan Forms (Hong Kong) Ltd.	HK $10 million	70.0*	Manufacture and sale of business forms

(Note) * The shareholdings include those of the subsidiaries of the Company.

3. Results of business affiliations:

The Company has 17 consolidated subsidiaries, including the seven important subsidiaries mentioned above, and seven companies to which the equity method is applicable.

The consolidated sales for the business year amounted to ¥191,324 million, a decrease of ¥5,164 million (down 2.6%) from the previous year and the consolidated net income for the business year amounted to ¥7,629 million, a decrease of ¥2,954 million (down 27.9%).

(7) Major technical tie-ups:

1. Technical support

Company	Country	Contents
Toppan Forms (Hong Kong) Ltd.	People's Republic of China	Non-exclusive granting in the Hong Kong Special Administrative Region of know-how of corporate management and administration, as well as technologies and manufacturing and marketing know-how relating to business forms and other printed matters
Toppan Forms (Singapore) Ltd.	Singapore	Non-exclusive granting in Singapore of technologies and manufacturing and marketing know-how relating to business forms and other printed matters
Data Products Toppan Forms Ltd.	Thailand	Non-exclusive granting in Thailand of technologies and manufacturing and marketing know-how relating to business forms and other printed matters

2. Technical introduction:

Company	Country	Contents
Moore North America, Inc.	U.S.A.	Exclusive licensing of software relating to DPS (Data Print Service) in the possession of Moore North America, Inc.
Digital Impact, Inc.	U.S.A.	Non-exclusive licensing of know-how and distribution systems relating to e-mail marketing of Digital Impact, Inc.
Tumbleweed Communications Corp.	U.S.A.	Agreement on sole distributorship in Japan of products of Tumbleweed Communications Corp.
Sony Corporation	Japan	Master agreement concerning IC card (Felica) technologies of Sony Corporation and agreement on the transfer of card manufacturing technologies of Sony Corporation

(8) Principal lender:

Not applicable.

(9) Directors and Statutory Auditors:

(As of March 31, 2003)

Title	Name
President and Representative Director	Yasuhiro Fukuda
Executive Vice President	Takashi Sano
Senior Managing Director	Mineo Nagayasu
Senior Managing Director	Masanori Akiyama
Managing Director	Mikihiko Shijo
Managing Director	Masahiro Seki
Managing Director	Shigeyuki Yasunaga

Title	Name
Managing Director	Ryuji Ouchi
Director	Naoki Adachi
Director	Toshifumi Motohara
Director	Tadashi Ichii
Director	Takeo Sugi
Director	Kazuo Kato
Director	Masamichi Kuroda
Director	Michikata Kono
Director	Kouji Osanai
Statutory Auditor (full-time)	Tadao Masuda
Statutory Auditor (full-time)	Tsuneo Mogi
Statutory Auditor	Masatsugu Mitsugi
Statutory Auditor	Takeshi Toyama

(Notes) 1. Statutory Auditors Tadao Masuda, Masatsugu Mitsugi and Takeshi Toyama are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

2. Mr. Toshifumi Motohara was newly elected as Director at the 48th Ordinary General Meeting of Shareholders held on June 27, 2002 and assumed office.

3. Directors who retired during the business year under review:

Title upon retirement	Name	Date of retirement
Director	Masaki Watanabe	June 27, 2002
Director	Yoshifusa Enomoto	June 27, 2002
Director	Hiroshi Miyazaki	June 27, 2002
Director	Hiroyuki Shimizu	June 27, 2002

4. No change has occurred in the titles of the Directors.

(10) Important fact concerning the state of the Company which occurred after the date of closing of accounts:

Nothing of significance to be reported.

(Notes) 1. The amounts given herein are stated by disregarding any fraction of the relevant unit undicated.

2. The numbers of shares given in a thousand or thousands of shares herein are stated by disregarding any fraction of a thousand shares.

BALANCE SHEET
(As of March 31, 2003)

ASSETS (million yen)

Current assets:	66,397
Cash on hand and in banks	16,141
Trade notes receivable	6,416
Trade accounts receivable	26,962
Securities	2,299
Merchandise	1,439
Finished products and work in process	8,030
Raw materials, purchased components and supplies	1,238
Deferred tax assets	941
Other current assets	3,026
Allowance for doubtful accounts	(99)
Fixed assets:	73,794
Tangible fixed assets:	52,836
Buildings	14,785
Structures	374
Machinery and equipment	12,546
Motor vehicles	50
Tools, furniture and fixtures	1,124
Land	17,315
Construction in progress	6,639
Intangible fixed assets:	1,363
Leaseholds	697
Telephone rights	123
Industrial water rights	1
Software	541
Investments and other assets:	19,593
Investment securities	6,851
Investment in subsidiaries' stock	1,975
Long-term prepaid expenses	130
Deposit and guarantee money	2,918
Insurance premium	4,460
Deferred tax assets	2,210
Other investments and other assets	1,179
Allowance for doubtful accounts	(133)
TOTAL ASSETS	140,191

LIABILITIES

Current liabilities:	42,763
Trade notes payable	9,945
Trade accounts payable	22,752
Other accounts payable	887
Accrued corporate taxes, etc.	2,820
Accrued expenses	2,023
Advance received	608
Allowance for bonuses	1,955
Equipment notes payable	1,585
Others current liabilities	182
Fixed liabilities:	531
Allowance for employee retirement benefits	16
Allowance for officers' retirement benefits	514
TOTAL LIABILITIES	43,294

SHAREHOLDERS' EQUITY

Capital:	11,750
Additional paid-in capital:	9,270
Capital reserve	9,270
Retained earnings:	77,351
Earned surplus reserve	2,619
Voluntary reserve	65,695
General reserve	65,695
Unappropriated retained earnings for the year	9,036
(Net income for the year	8,561)
Revaluation difference of stocks	(471)
Treasury stock	(1,002)
TOTAL SHAREHOLDERS' EQUITY	96,897
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	140,191

STATEMENT OF INCOME

(For the period from April 1, 2002 to March 31, 2003)

		(million yen)
Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Sales		179,341
Operating expenses		
Cost of sales	133,796	
Selling, general and administrative expenses	32,055	165,852
Operating income		**13,489**
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	1,774	
Rent income	1,813	
Other non-operating income	890	4,478
Non-operating expenses		
Lease expenses	1,650	
Other non-operating expenses	126	1,777
Ordinary income		**16,191**
Special income and expenses		
Special income		
Income from sale of investment securities	1	
Other special income	0	1
Special expenses		
Loss from write-off of fixed assets	503	
Valuation loss of investment securities	1,464	
Valuation loss of memberships	10	
Other special expenses	74	2,052
Income before tax for the year		**14,140**
Corporate, inhabitant and enterprise taxes		6,025
Income tax adjustment		(446)
Net income for the year		8,561

Unappropriated retained earnings brought forward from the previous year	1,791
Interim dividends	1,317
Unappropriated retained earnings for the year	**9,036**

Notes to the Balance Sheet and Statement of Income:

1. **Significant accounting policies:**

(1) Basis and method of valuation of securities:

Securities for trading purposes:

Stated at market value (Selling costs are determined by the periodic average method.).

Bonds to be held to maturity:

Stated by the amortized cost method.

Investment in subsidiaries' stock and affiliates' stock:

Stated at cost, determined by the periodic average method.

Other securities:

(i) Securities with market value:

Stated at market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the periodic average method.).

(ii) Securities without market value:

Stated at cost, determined by the periodic average method.

(2) Basis and method of valuation of derivatives: Stated at market value.

(3) Basis and method of valuation of inventories:

Merchandise (supplies), raw materials, purchased components and supplies:

Stated at cost, determined by the first-in, first-out method.

Merchandise (machines), finished products and work in process:

Stated at cost, determined by the identified cost method.

(4) Method of depreciation of fixed assets:

Based on the same manner as stipulated in the Corporate Tax Law of Japan.

Tangible fixed assets: Stated by the fixed rate method.

However, with regard to buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight-line method is applicable.

Intangible fixed assets: Stated by the straight-line method.

Depreciation of software for use by the Company is made by the straight-line method based on the estimated useful life within the Company (mainly, five years).

Long-term prepaid expenses: Stated by the straight-line method.

(5) Basis for translation of foreign currency assets and liabilities into Japanese currency:

Receivables and payables in foreign currency are translated into Japanese yen based on the spot exchange rate as of the close of the business year and exchange differences are treated as exchange gains or losses.

(6) Calculation basis of allowances:

Allowance for doubtful accounts:

In order to provide for losses from bad debts, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credit, including possible non-performing credits and claims.

Allowance for bonuses:

An allowance is provided for the bonuses estimated to be paid to employees which are to be incurred during the business year.

Allowance for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides a reserve equivalent to retirement benefit obligations as of the close of the business year with the addition or reduction (as the case may be) of unrecognized prior-year service obligations and unrecognized actuarial differences, minus the amount of plan assets. Actuarial differences are treated as expenses from the next following business year, based on the straight-line method for a specific period of years (15 years) not exceeding the average remaining years of service of employees when such differences occur.

Allowance for officers' retirement benefits:

The Company provides for the amount that would be required to pay for officers' retirement benefits by its internal rules if all Directors and Statutory Auditors terminated their office at each balance sheet date. This allowance comes under Article 287-2 of the Commercial Code of Japan.

(7) Method of treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which the ownership of leased properties is considered to be transferred to borrowers, the method for regular lease transactions applies.

(8) Other significant accounting policies concerning the preparation of the balance sheet and statement of income:

1) Accounting treatment of the consumption tax:

Consumption taxes are treated on the tax exclusion method.

2) Accounting standard for treasury stock and reduction of legal reserves:

As from the business year under review, the "Accounting Standard for Treasury Stock and Reduction of Legal Reserves" (Accounting Standard No.1, Accounting Standards Board of Japan) has become applicable. The application of the standard has no significant effect on the statement of income.

3) Accounting standards for earnings per share:

As from the business year under review, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2, Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4, Accounting Standards Board of Japan) have become applicable. The application of the standards has no significant effect.

2. Notes to the Balance Sheet:

(1) Money debts due from and to the controlling shareholder:

Short-term money debts due from the controlling shareholder:	¥1,859 million
Long-term money debts due from the controlling shareholder:	¥0 million
Short-term money debts due to the controlling shareholder:	¥793 million

(2) Money debts due from and to subsidiaries:

Short-term money debts due from subsidiaries:	¥1,497 million

Long-term money debts due from subsidiaries: ¥100 million
Short-term money debts due to subsidiaries: ¥7,435 million

(3) Accumulated depreciation of tangible fixed assets: ¥62,251 million

(4) Lease assets:

In addition to the fixed assets reported in the balance sheet, printing facilities at the Hino Factory is included in the important fixed assets used under lease agreements.

(5) Guarantee obligations outstanding: ¥123 million

(6) Total number of shares authorized to be issued by the Company: 400,000 thousand shares of common stock

Total number of issued shares: 115,000 thousand shares of common stock

Treasury stock: 445,080 shares of common stock

(7) New share subscription rights (issued on July 1, 2002):

Class and number of shares to be issued:	151,000 shares of common stock
Number of new share subscription rights remaining exercisable:	1,510 rights
Issue price of new shares to be issued upon exercise of new share subscription rights:	¥2,131 per right (¥21.31 per share)

(8) Net income per share for the year: ¥74.05

3. Notes to the Statement of Income:

(1) Amount of transactions with the controlling shareholder:

Sales amount:	¥6,535 million
Purchase amount:	¥3,457 million
Other operating transactions:	¥44 million
Amount of transactions other than operating transactions:	¥2 million

(2) Amount of transactions with subsidiaries:

Sales amount:	¥1,306 million
Purchase amount:	¥41,618 million
Other operating transactions:	¥13,377 million
Amount of transactions other than operating transactions:	¥3,498 million

(3) Research and development expenses included in cost of sales and selling, general and administrative expenses: ¥2,246 million

4. Additional Information

(1) Tax effect accounting:

(i) Breakdown of deferred tax assets by major factors of accrual:

(as of March 31, 2003)

	(million yen)
(Current assets)	
Deferred tax assets	
Excess over amount allowable for allowance for bonuses	664
Accrued enterprise taxes	254
Others	21
Total deferred tax assets	941
(Fixed assets)	
Deferred tax assets	
Excess over amount allowable for depreciation expenses	225
Retirement benefit cost	351
Allowance for officers' retirement benefits	208
Excess over amount allowable for allowance for doubtful accounts	31
Valuation loss of investment securities, etc.	853
Valuation loss of memberships	164
Revaluation difference of stocks	321
Others	54
Total deferred tax assets	2,210

(ii) Breakdown of major items causing the difference between the statutory effective tax rate and the burden rate of corporate taxes, etc. after the application of tax effect accounting:

	(as of March 31, 2003)
Statutory effective tax rate	42.1%
(Adjustment)	
Entertainment expenditure, etc. excluded from expenses	1.4%
Dividend income, etc. excluded from gross revenue	(5.0)%

Adjustment by reduction of deferred tax assets as of the close of the business year due to an alteration to the tax rate	0.5%
Others	0.5%
Burden rate of corporate taxes, etc. after the application of tax effect accounting	39.5%

(iii) Revision of tax rate of corporate taxes, etc.

Upon promulgation of the tax laws as amended, applicable tax rates are revised. The statutory effective tax rate used for the calculation of deferred tax assets and liabilities as fixed assets and liabilities is 40.5% for the business year under review, as against 42.1% for the previous business year.

As a result of the revision of such tax rates, the amount of deferred tax assets decreased by ¥87 million and the amount of income tax adjustment reported for the business year under review increased by ¥74 million.

(2) Retirement benefit accounting:

(i) Outline of the retirement benefit plan adopted by the Company:

As a defined benefit plan, the Company has adopted a tax-qualified pension plan in respect of an amount equivalent to 100% of retirement allowances to retirees pursuant to its pension plan rules, effective as from August 29, 1970.

(ii) Retirement benefit obligations and the breakdown thereof:

	(million yen)
Retirement benefit obligations	19,823
Plan assets	12,607
Unfunded retirement benefit obligations	7,215
Unrecognized actuarial differences	7,198
Allowance for employee retirement benefits	16

(Note) The plan assets include ¥1,277 million of plan assets in the retirement benefit trust.

(iii) Breakdown of retirement benefit cost:

	(million yen)
Service cost	934
Interest cost	566
Expected investment yields	(-) 469
Appropriated amount of actuarial differences as cost	263
	1,294

(iv) Basis for calculating retirement benefit obligations, etc.:

Discount rate	2.5%
Rate of expected investment yields	3.5%
Method of periodic allocation of estimated amounts of retirement benefits	Periodic flat-rate formula
Years of appropriation of the difference upon restatement of the accounts	Amortized in a lump sum upon restatement of the accounts

(Note) The discount rate applicable to the calculation of retirement benefit cost for the business year under review was 3.0%. However, the discount rate applicable to the calculation of retirement benefit obligations at the close of the business year under review was 2.5%.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	9,036,397,240
The above amount will be appropriated as follows:	
Dividends (¥11.50 per share)	1,317,381,580
Directors' bonus	76,000,000
Voluntary reserve	
General reserve	6,000,000,000
Unappropriated retained earnings carried forward	1,643,015,660

(Notes) 1. On December 10, 2002, interim dividends totaling ¥1,317,382,500 (¥11.50 per share) were paid.

2. Dividends are calculated by exclusion of 445,080 shares of treasury stock.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 16, 2003

To: The Board of Statutory Auditors
Toppan Forms Co., Ltd.

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the undersigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) of Toppan Forms Co., Ltd. (the "Company") for the 49th business year covering the period from April 1, 2002 to March 31, 2003. The portion of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

ChuoAoyama Audit Corporation

By Katsunori Sasayama (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Masahiro Yamomoto (seal)
Certified Public Accountant
Representative Partner
Participating Partner

Copy of the Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 49th business year from April 1, 2002 to March 31, 2003, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

   (1) Each Statutory Auditor, in accordance with the audit policy, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc. reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company.

   (2) We required the subsidiaries to render reports on their business operations and made investigation into the state of activities and property thereof whenever necessary.

   (3) We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements.

   (4) With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question whenever necessary.

2. Results of audit:

   We are of the opinion:

   (1) That the method and results of the audit made by the Company's Account Auditors, ChuoAoyama Audit Corporation, are proper;

   (2) That the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

   (3) That the proposition relating to the appropriation of retained earnings has nothing to be remarked in the light of the state of property of the Company and

other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists; and

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find no breach of duties on the part of the Directors.

(6) That with respect to the performance by Directors of their duties in connection with the subsidiaries, there is nothing to be remarked.

May 20, 2003

The Board of Statutory Auditors
Toppan Forms Co., Ltd.

Tadao Masuda (seal)
Standing Statutory Auditor
(Full-time)

Tsuneo Mogi (seal)
Statutory Auditor
(Full-time)

Masatsugu Mitsugi (seal)
Statutory Auditor

Takeshi Toyama (seal)
Statutory Auditor

(Note) Statutory Auditors Tadao Masuda, Masatsugu Mitsugi and Takeshi Toyama are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
Chapter I. General Provisions (Objective) Article 2. The objective of the Company shall be to engage in the following activities: From (1) to (7) (Description omitted) (8) Preparation, administration (including consulting) and sale of data bases; (To be established) (9) Manufacture and sale of industrial chemicals by using micro-capsule technology; From (10) to (18) (Description omitted)	Chapter I. General Provisions (Objective) Article 2. The objective of the Company shall be to engage in the following activities: From (1) to (7) (Same as existing) (8) Preparation, administration (including consulting) and sale of data bases; <u>(9) Collection agency;</u> (10) Manufacture and sale of industrial chemicals by using micro-capsule technology; From (11) to (19) (The number of each item hereinafter to be carried down)
(To be established)	<u>(Additional purchase of less-than-one-unit shares)</u> <u>Article 7. Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.</u> <u>2. In case of any request made under the preceding paragraph, if the Company does not hold the number of shares sufficient to be sold, the Company may reject such request.</u>

Existing Articles of Incorporation	Proposed amendment
(Transfer agent) Article 7. The Company shall have a transfer agent with respect to its shares. 2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof. 3. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, reissue of share certificates, purchase of less-than-one-unit shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.	(Transfer agent) Article 8. The Company shall have a transfer agent with respect to its shares. 2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof. 3. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, registration of loss of share certificates or cancellation thereof, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, reissue of share certificates, purchase and additional purchase of less-than-one-unit shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.
(Share Handling Regulations) Article 8. The denominations of share certificates of the Company and the procedures relating to its shares, such as the registration of a transfer of shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, reissue of share certificates and purchase of less-than-one-unit shares constituting less than one unit, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition as provided for in laws or ordinances or in these Articles of Incorporation.	(Share Handling Regulations) Article 9. The denominations of share certificates of the Company and the procedures relating to its shares, such as the registration of a transfer of shares, registration of loss of share certificates or cancellation thereof, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, reissue of share certificates and purchase and additional purchase of less-than-one-unit shares, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition as provided for in laws or ordinances or in these Articles of Incorporation.

Existing Articles of Incorporation	Proposed amendment
(Method of adopting resolutions) Article 12. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders present. (To be established)	(Method of adopting resolutions) Article 13. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders present. 2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Minutes) Article 14. The proceedings in outline and the resultant actions taken at each General Meeting of Shareholders shall be recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto.	(Minutes) Article 15. The proceedings in outline and the resultant actions taken at each General Meeting of Shareholders shall be entered or recorded in minutes and the chairman and the Directors present shall affix their names and seals or their electronic signatures thereto.
(Minutes of meetings of the Board of Directors) Article 22. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be recorded in minutes and the Directors and the Statutory Auditors present shall affix their names and seals thereto.	(Minutes of meetings of the Board of Directors) Article 23. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be entered or recorded in minutes and the Directors and the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.

Existing Articles of Incorporation	Proposed amendment
(Minutes of meetings of the Board of Statutory Auditors) Article 32. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be recorded in minutes and the Statutory Auditors present shall affix their names and seals thereto.	(Minutes of meetings of the Board of Statutory Auditors) Article 33. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be entered or recorded in minutes and the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.
(To be established)	Supplementary Provision The provisions of Article 7 and the amendment to the provisions of Article 8 and Article 9 concerning additional purchase of less-than-one-unit shares shall become effective as of June 30, 2003. This supplementary provision shall be deleted upon the lapse of the effective date.

Outline of the issuance of new share subscription rights

1. Qualified grantees of new share subscription rights:

   Directors and employees of the Company.

2. Class and number of shares to be issued upon exercise of new share subscription rights:

   Not exceeding 200,000 shares of common stock of the Company.

   In the event that the Company divides or consolidates its shares, the said number of shares to be issued upon exercise of the new share subscription rights shall be adjusted in accordance with the following formula.

   Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

3. Total number of new share subscription rights to be issued:

   Not exceeding 2,000 rights (Number of shares to be issued upon exercise of a new share subscription right: 100 shares; provided however, that in case of any adjustment mentioned in item 2 above, similar adjustment shall be made).

4. Issue price of a new share subscription right:

   Free of charge.

5. Amount to be paid in upon exercise of a new share subscription right:

   The amount to be paid in for each new share subscription right shall be an amount obtained by multiplying the paid-in amount per share determined as set forth herein, by the number of shares to be issued upon exercise of a new share subscription right as set forth in item 3 above. The paid-in amount per share shall be an amount obtained by multiplying by 1.05, the higher of (i) the closing price of the Company's shares on the Tokyo Stock Exchange (regular transaction) on the business day immediately preceding the day on which the new share subscription rights shall be issued and (ii) the average of the closing prices of the Company's shares on the Tokyo Stock Exchange (regular transaction) for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the General Meeting of Shareholders shall be convened, with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen. If the amount so obtained falls below the closing price on the day on which the new share subscription rights shall be issued (or if transactions are not validly made on that day, the closing price on the immediately preceding day), it shall be the closing price on the day on which the new share subscription rights shall be issued (or if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues new shares or disposes of its shares of treasury stock at a price lower than the current market price, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

6. New share subscription right exercise period:

From July 1, 2004 to June 30, 2009.

7. Terms and conditions of the exercise of new share subscription rights:

(i) Any grantee of new share subscription rights who retires as Director or employee or dies shall be treated as follows:

- Retirement as Director: The Director shall be entitled to exercise the rights so granted for one year after retirement.

- Retirement as employee: The employee shall be entitled to exercise the rights so granted for one year after retirement in case of mandatory retirement or retirement at request of the Company.

- Death of any grantee: The grantee shall cease to exercise the rights so granted upon death; provided, however, that in case of a death due to occupational accident, an heir shall be entitled to exercise the rights for one year.

(ii) No new share subscription rights may be transferred or offered as a pledge.

(iii) Any other term and condition of the exercise of new share subscription rights shall be as stipulated in a contract for granting new share subscription rights.

8. Events and conditions to cancel new share subscription rights:

(i) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders of the Company, the Company may cancel the new share subscription rights without consideration.

(ii) The Company may at any time cancel the new share subscription rights acquired and held by the Company without consideration.

9. Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

- END

03 OCT -7 AM 7:21

FILE No. 82-4759

(Translation)

June 27, 2003

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 49TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 49th Ordinary General Meeting of Shareholders of the Company held this day as described below.

Yours very truly,

Toppan Forms Co., Ltd.

Yasuhiro Fukuda
President and Representative Director

7-3, Higashi Shinbashi 1-chome,
Minato-ku, Tokyo

Description

Matters reported:

Report on the business report, balance sheet and statement of income for the 49th business year (from April 1, 2002 to March 31, 2003).

The particulars of the above accounting documents were reported to the meeting.

Effective from the current business year, the balance sheet and statement of income are disclosed on the website of the Company (http://www.toppan-f.co.jp/) in lieu of public notice of the settlement of accounts on the Nihon Keizai Shimbun.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 49th business year

The proposition was approved and adopted as proposed. The dividend was decided to be ¥11.50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed that an objective of activities of the Company be added to prepare for the development of new business ventures in the future and the diversification of operations and that required amendment and new additions be made to the existing Articles of Incorporation of the Company in accordance with the amendments made under the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44, effective as of April 1, 2003) of Japan which has created a system to invalidate share certificates, authorized additional purchases of less-than-one-unit shares and eased regulation concerning the quorum for adopting a special resolution at a general meeting of shareholders for amendment to the articles of incorporation, etc.

Proposition No. 3: Election of one Director

The proposition was approved and adopted as proposed. Mr. Hirohito Okada was newly elected as Director and assumed office.

Proposition No. 4: Election of four Statutory Auditors

The proposition was approved and adopted as proposed. Mr. Takeshi Toyama was reelected as Statutory Auditor and assumed office. Messrs. Tatsuo Yamamoto, Yukio Terada and Kunio Sakuma were newly elected as Statutory Auditors and each of them assumed office.

Messrs. Tatsuo Yamamoto, Kunio Sakuma and Takeshi Toyama are external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Proposition No. 5: Granting of retirement gratuities to the retiring Directors and Statutory Auditors

The proposition was approved and adopted as proposed that retirement gratuities be granted to retiring Directors Takashi Sano, Masahiro Seki and Tadashi Ichii and retiring Statutory Auditors Tadao Masuda, Tsuneo Mogi and Masatsugu Mitsugi, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount and the time and method of presentation be left to the Board of Directors in respect of the retiring Directors and to consultation among the Statutory Auditors in respect of the retiring Statutory Auditors, respectively.

Proposition No. 6: Acquisition by the Company of its own shares

The proposition was approved and adopted as proposed that the Company be authorized to acquire its shares of common stock, not exceeding 2,000,000 shares, for the aggregate acquisition prices not exceeding ¥2,300 million during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No. 7: Issuance of new share subscription rights as stock options

The proposition was approved and adopted as proposed that pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, the Company issue new share subscription rights to its Directors and employees without consideration.

- E N D -

It is to be added that, at the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, a resolution was adopted to change the positions of the Directors as described below:

Executive Vice President:	Masanori Akiyama
Executive Vice President:	Mineo Nagayasu
Senior Managing Director:	Shigeyuki Yasunaga
Senior Managing Director:	Mikihiko Shijo
Senior Managing Director:	Ryuji Ouchi
Managing Director:	Kouji Osanai
Managing Director:	Takeo Sugi

It is also to be added that after the close of this Ordinary General Meeting of Shareholders, the Statutory Auditors appointed the following persons as full-time Statutory Auditors from among their number and each of them assumed office.

Statutory Auditor (full-time):	Tatsuo Yamamoto
Statutory Auditor (full-time):	Yukio Terada

Payment of dividends

We enclose herewith a "Notice of Payment of Dividends by Postal Transfer" and recommend that the payment of dividends for the 49th business year be received during the payment period (from June 30, 2003 to July 31, 2003) at any post office.

If you have already elected to receive payment of dividends by transfer to your bank account, please confirm the receipt of the payment as mentioned in a "Statement of Dividends for the 49th Business Year" and a "Confirmation of Account to Receive Dividends" enclosed herewith.

FILE No. 82-4759

(Translation)

June 27, 2003

To the Shareholders:

AMENDMENT TO THE NOTICE OF THE 49TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We would like to express our sincere apologies for erroneous descriptions in the "Notice of the 49th Ordinary General Meeting of Shareholders" sent to you as of June 12, 2003 and hereby correct such erroneous descriptions as described below:

Description

Corrigendum	Correction	Erroneous description
Page 9, line 18 of the Notice of the 49th Ordinary General Meeting of Shareholders	¥213,100 per right (¥2,131 per share)	¥2,131 per right (¥21.31 per share)
Page 23, line 19 of the Notice of the 49th Ordinary General Meeting of Shareholders	¥213,100 per right (¥2,131 per share)	¥2,131 per right (¥21.31 per share)

Yours very truly,

Toppan Forms Co., Ltd.

Yasuhiro Fukuda
President and Representative Director

7-3, Higashi Shinbashi 1-chome,
Minato-ku, Tokyo